Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

15 May 2015

Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Q1 2015 Results

Contents

Page

Forward-looking statements	2
Presentation of information	3
Condensed consolidated income statement	4
Highlights	6
Analysis of results	11
Segment performance	21

Results

Selected statutory financial statements	31
Notes	36

Additional information

Share information	41
Other financial data	42

Appendix 1 – Additional segment information
Appendix 2 – Go-forward business profile
Signature page

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group plc’s (RBS) Transformation Plan (which includes RBS’s 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including its proposed divestments of CFG and Williams & Glyn, RBS’s information technology and operational investment plan, the proposed restructuring of RBS’s CIB business and the restructuring of RBS as a result of the implementation of the regulatory ring-fencing regime), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), total loss absorbing capital (TLAC), minimum requirements for eligible liabilities (MREL) return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by RBS arising out of the origination or sale of mortgages or mortgage-backed securities in the US; RBS’s future financial performance; the level and extent of future impairments and write-downs; and RBS’s exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward looking statements in this document include the risk factors and other uncertainties discussed in RBS’s 2014 Annual Report on Form 20-F.. These include the significant risks  presented by the execution of the Transformation Plan; RBS’s ability to successfully implement the various initiatives that are comprised in the Transformation Plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in CFG, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBS as a result of the implementation of the ring fence; whether RBS will emerge from implementing the Transformation Plan as a viable, competitive, customer focussed and profitable bank; RBS’ ability to achieve its capital targets which depend on RBS’ success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on RBS; the risk of failure to realise the benefit of RBS’s substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the Transformation Plan, the risks of lower revenues resulting from lower customer retention and revenue generation as RBS refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include RBS’s ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS is subject to and any resulting material adverse effect on RBS of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; uncertainty relating to how policies of the new government elected in the May 2015 UK election may impact RBS including a possible referendum on the UK’s membership of the EU; operational risks that are inherent in RBS’s business and that could increase as RBS implements its Transformation Plan; the potential negative impact on RBS’s business of actual or perceived global economic and financial market conditions and other global risks; how RBS will be increasingly impacted by UK developments as its operations become gradually more focussed on the UK; uncertainties regarding RBS exposure to any weakening of economies within the EU and renewed threat of default by certain counties in the Eurozone; the risks resulting from RBS implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by RBS; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBS; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBS’s operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of RBS’ operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBS’ operations; the risk that RBS may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Non-GAAP financial information

The directors manage RBS’s performance by class of business, before certain reconciling items, as is presented in the segment performance on pages 21 to 23 (the “non-statutory basis”). The following are reported as reconciling items: own credit adjustments, gain/(loss) on redemption of own debt, write-down of goodwill and strategic disposals. RFS Holdings minority interest was a reconciling item for the periods ended 31 December and 31 March 2014. Further the results of Citizens are included in the appropriate caption in the financial results presented on a non-statutory basis and included in discontinued operations in the financial results presented on a statutory basis. Discussion of RBS’s performance in this report presents RBS’s results on a non-statutory basis as management  believes that such measures allow a more meaningful analysis of RBS’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures to the closest equivalent GAAP measure are presented throughout this document and in the segment performance on pages 21 to 23. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “RBS excluding RBS Capital Resolution (RCR).” Certain measures disclosed in this document for RBS excluding RCR are non-GAAP financial measures used by management as they represent a combination of all reportable segments including Citizens with the exception of RCR. The presentation of Personal & Business Banking (“PBB”) which combines the reportable segments of UK Personal & Business Banking and Ulster Bank and the presentation of Commercial and Private Banking (“CPB”) which combines the reportable segments of Commercial Banking and Private Banking are non GAAP financial measures. In addition the presentation of operating profit, operating expenses and other performance measures excluding the impact of restructuring costs and litigation and conduct costs is a non-GAAP financial measure and is not a substitute for the equivalent GAAP measure. Lastly, the liquidity coverage ratio, stressed outflow coverage, net stable funding ratio and further metrics included represent non-GAAP financial measures and are being presented for informational purposes given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Recent developments

Securitisation and securities related litigation in the United States

As previously disclosed, RBS Securities Inc. is a defendant in a mortgage-backed securities lawsuit filed by the US Federal Housing Finance Agency (FHFA) in which the primary defendant is Nomura Holding America Inc. and subsidiaries (Nomura). On 11 May 2015, following a trial which concluded on 9 April 2015, the United States District Court for the Southern District of New York issued a written decision in favor of FHFA on its claims, finding, as relevant to RBS, that the offering documents for four Nomura securitizations for which RBS Securities Inc. served as an underwriter contained materially misleading statements about the mortgage loans that backed the securitizations, in violation of the US Securities Act and Virginia securities law. Nomura was also found liable with respect to those securitizations. Pursuant to the Court’s decision, the amount of the judgment that will be entered against RBS Securities Inc. is expected to be approximately $636 million. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to these damages. The Court’s decision is subject to appeal.

Condensed consolidated income statement for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Interest receivable	3,076	3,238	3,265
Interest payable	(873)	(856)	(1,058)

Net interest income	2,203	2,382	2,207

Fees and commissions receivable	989	1,055	1,117
Fees and commissions payable	(177)	(204)	(231)
Income from trading activities	330	(403)	922
Gain on redemption of own debt	-	-	20
Other operating income	174	135	651

Non-interest income	1,316	583	2,479

Total income	3,519	2,965	4,686

Staff costs	(1,325)	(1,325)	(1,439)
Premises and equipment	(419)	(480)	(580)
Other administrative expenses	(1,339)	(1,999)	(577)
Depreciation, amortisation and write downs	(512)	(203)	(229)
Write down of goodwill and other intangible assets	-	(311)	(82)

Operating expenses	(3,595)	(4,318)	(2,907)

(Loss)/profit before impairment losses	(76)	(1,353)	1,779
Impairment releases/(losses)	129	670	(289)

Operating profit/(loss) before tax	53	(683)	1,490
Tax charge	(193)	(1,040)	(314)

(Loss)/profit from continuing operations	(140)	(1,723)	1,176

(Loss)/profit from discontinued operations, net of tax
- Citizens	(320)	(3,885)	104
- Other	4	3	9

(Loss)/profit from discontinued operations, net of tax	(316)	(3,882)	113

(Loss)/profit for the period	(456)	(5,605)	1,289
Non-controlling interests	84	(71)	(19)
Preference share and other dividends	(74)	(115)	(75)

(Loss)/profit attributable to ordinary and B shareholders	(446)	(5,791)	1,195

Loss per ordinary and equivalent B share (EPS) (1)
Basic and diluted EPS from continuing and discontinued operations	(3.9p)	(50.7p)	-
Basic and diluted EPS from continuing operations	(2.1p)	(16.2p)	-

Note:

(1)	Q1 2014 earnings were all attributable to the DAS.

Condensed consolidated balance sheet at 31 March 2015

	31 March	31 December
	2015	2014
	£m	£m

Assets
Cash and balances at central banks	75,521	74,872
Net loans and advances to banks	25,002	23,027
Reverse repurchase agreements and stock borrowing	16,071	20,708
Loans and advances to banks	41,073	43,735
Net loans and advances to customers	333,173	334,251
Reverse repurchase agreements and stock borrowing	53,329	43,987
Loans and advances to customers	386,502	378,238
Debt securities	79,232	86,649
Equity shares	6,325	5,635
Settlement balances	11,341	4,667
Derivatives	390,565	353,590
Intangible assets	7,619	7,781
Property, plant and equipment	5,336	6,167
Deferred tax	1,430	1,540
Prepayments, accrued income and other assets	5,995	5,878
Assets of disposal groups	93,673	82,011

Total assets	1,104,612	1,050,763

Liabilities
Bank deposits	37,235	35,806
Repurchase agreements and stock lending	27,997	24,859
Deposits by banks	65,232	60,665
Customer deposits	349,289	354,288
Repurchase agreements and stock lending	41,386	37,351
Customer accounts	390,675	391,639
Debt securities in issue	45,855	50,280
Settlement balances	11,083	4,503
Short positions	19,716	23,029
Derivatives	386,056	349,805
Accruals, deferred income and other liabilities	14,242	13,346
Retirement benefit liabilities	1,843	2,579
Deferred tax	381	500
Subordinated liabilities	22,004	22,905
Liabilities of disposal groups	85,244	71,320

Total liabilities	1,042,331	990,571

Equity
Non-controlling interests	5,473	2,946
Owners’ equity*
Called up share capital	6,925	6,877
Reserves	49,883	50,369

Total equity	62,281	60,192

Total liabilities and equity	1,104,612	1,050,763

* Owners’ equity attributable to:
Ordinary and B shareholders	51,861	52,149
Other equity owners	4,947	5,097

	56,808	57,246

Contingent liabilities and commitments	237,087	241,186

Highlights

Q1 2015 performance

●	The loss attributable to ordinary and B shareholders was £446 million, compared with a loss of £5,791 million in Q4 2014 and a profit of £1,195 million in Q1 2014.
●

Total income was £3,519 million compared with £2,965 million in Q4 2014 and £4,686 million in Q1 2014, reflecting the reduction in the scale and risk profile of CIB and the strengthening of sterling against the US dollar. On a non-statutory basis total income was £4,331 million, up 12% from Q4 2014 but 14% lower than Q1 2014. Net interest income was £2,203 million, with new business margins broadly stable but with a lower Q1 day count. Non-interest income of £1,316 million benefited from lower IFRS volatility costs and disposal gains in RBS Capital Resolution (RCR).

●

Operating expenses were £3,595 million compared with £4,318 million in Q4 2014 and £2,907 million in Q1 2014. Operating expenses included £856 million of litigation and conduct costs, relating to foreign exchange and mortgage-backed securities litigation and investigations in the United States together with other customer redress. Restructuring costs amounted to £453 million, down from Q4 2014 but higher than Q1 2014, and related principally to a write-down of the value of US premises. On  a non-statutory basis operating expenses totalled £4,097 million compared with £3,408 million in Q1 2014 with operating expenses excluding restructuring costs of £453 million (Q1 2014 - £129 million) and litigation and conduct costs of £856 million (Q1 2014 – nil) down 15% from Q1 2014 at £2,788 million, reflecting continuing headcount reductions. Compared with Q4 2014, operating expenses on a non-statutory basis excluding restructuring costs of £453 million (Q4 2014 - £563 million) and litigation and conduct costs of £856 million (Q4 2014 – £1,164 million) were down 11%, 8% of which was driven by the impact of the UK bank levy of £250 million booked in Q4 2014

●	Impairment releases of £129 million reflected continuing benign credit conditions in all franchises, though at a lower rate than in Q4 2014.
●

Operating profit before tax was £53 million, compared with a loss of £683 million in Q4 2014 and a profit of £1,490 million in Q1 2014. After a tax charge of £193 million the loss from continuing operations was £140 million. The Q1 tax rate reflects property and conduct costs in the US for which a deferred tax asset has not been recognised and the non deductibility of certain other UK conduct costs and strategic disposal losses. On a non-statutory basis operating profit was £325 million, compared with a profit of £1,283 million in Q1 2014 and a loss of £375 million in Q4 2014. Excluding restructuring, litigation and conduct costs of £1,309 million (Q1 2014 - £129 million), operating profit on a non-statutory basis was £1,634 million, up 16% from Q1 2014.

●

Results from discontinued operations included a net loss of £320 million reflecting the fall in the market value of Citizens shares during the quarter, from $24.86 at 31 December 2014 to $24.13 at 31 March 2015.

●	Strategic disposals losses comprise a net charge of £122 million in respect of International Private Banking and £13 million mainly in relation to RBS Kazakhstan.
●	Tangible net asset value per ordinary and equivalent B share was 384p at 31 March 2015, compared with 387p at 31 December 2014.

Balance sheet and capital

●

Funded assets which exclude derivatives of £391 billion (Q1 2014 - £277 billion; Q4 2014 - £354 billion) at 31 March 2015 were £714 billion, up 2% from December 2014 but down 4% from the prior year.  The increase in Q1 principally reflected the strengthening of the US dollar against sterling, together with client-driven trading activity and settlement balances returning from seasonal lows at the year end.

●

Loans and advances to customers, totalled £333 billion, with the continuing wind-down in RCR offsetting growth in certain strategic segments. Risk elements in lending fell by 21%, £5.9 billion to £22.3 billion at 31 March 2015, representing 5.4% of gross customer loans compared with 6.8% at 31 December 2014 and 9.0% at March 2014.

Highlights

Balance sheet and capital (continued)

●	Customer deposits, were down 1% from year end, including a £1 billion reduction in CIB deposits.
●

RWAs declined to £349 billion, down £7 billion from Q4 2014 and £66 billion from Q1 2014. The decline over the past year has been driven principally by reductions in CIB and RCR, down £37 billion and £23 billion respectively. The annual recalculation of operational risk RWAs led to a reduction of £5 billion in Q1 2015, partially offset by the effect of the strong US dollar on credit and counterparty risk RWAs (£3 billion).

●	Capital and leverage ratios continued to improve and were 11.5% and 4.3% respectively compared with 11.2% and 4.2% at year end and 9.4% and 3.6% a year ago.

Highlights

RBS reports a loss attributable to ordinary and B shareholders of £446 million for the first quarter of 2015, but makes good progress towards its stated 2015 targets, with further steps to build a bank that is stronger, simpler and better for both customers and shareholders.

A loss attributable to ordinary and B shareholders of £446 million for the first quarter of 2015 included restructuring costs of £453 million and £856 million of litigation and conduct costs. A net charge of £122 million was recorded in relation to the reclassification of the International Private Banking business to disposal groups, together with a net loss within discontinued operations of £320 million reflecting the fall in the market price of Citizens shares during the quarter.

On a non-statutory basis operating profit totalled £325 million, compared with profit of £1,283 million in Q1 2014 and a loss of £375 million in Q4 2014. Non-statutory operating profit excluding restructuring costs of £453 million and litigation an conduct costs of £856 million, was £1,634 million, up 16% from Q1 2014. These results continued to benefit from generally benign credit conditions, with a £91 million net release of impairment provisions on a non-statutory basis, and from continuing reductions in operating costs.

Our UK franchises have seen volume growth, with increased operating profits in both Personal & Business Banking (PBB) and Commercial & Private Banking (CPB), compared with Q4 2014 supported by benign credit conditions. Corporate & Institutional Banking (CIB) has made a good start on reshaping its business following its strategy announcement in February 2015, beginning the wind-down of legacy activities and cementing management structures for the continuing business.

Tangible net asset value per ordinary and equivalent B share was 384p at 31 March 2015, compared with 387p at 31 December 2014.

On track to achieve 2015 targets

●	The capital position continued to strengthen, with a Common Equity Tier 1 ratio of 11.5% at 31 March 2015, up 30 basis points from the end of 2014.

●	Risk-weighted assets (RWAs) were down 2% from the end of 2014 to £349 billion, on track to be less than £300 billion by the end of 2015.

●

RBS moved closer to the deconsolidation of Citizens with the successful sale in March 2015 of 155 million shares, realising $3.7 billion. Following a further $250 million share repurchase by Citizens in April 2015, RBS’s holding has been reduced to 40.8%.

●

RBS Capital Resolution (RCR) remains on course to complete its targeted run-down by the end of 2015, with funded assets which exclude derivatives of £12 billion (Q4 2014 - £14 billion) down £4 billion during Q1 2015 to £11 billion.

●	Net Promoter Scores show year-on-year improvement in Business Banking and Commercial Banking. There has been no significant change in Personal Banking.

●	RBS remains committed to delivering an £800 million cost reduction(1) in 2015, notwithstanding the increase in the UK bank levy.

Note:

(1)	Excluding restructuring, litigation and conduct costs, write-off of intangible assets, and operating expenses of Citizens and Williams & Glyn.

Highlights

●

In the UK, UK PBB provided 8% of gross new mortgage lending in Q1 2015, in line with historical market share, delivering £0.4 billion net mortgage growth. New mortgage applications accelerated towards the end of quarter with volume in March up 10% year on year. March was the highest month for mortgage application numbers and volumes since the start of 2014. Mortgage balances were £103.6 billion, 3% higher than at the end of Q1 2014. Business and personal loans saw positive momentum in the quarter as business and consumer confidence continue to improve, while in Commercial Banking net new loan growth was £1.3 billion.

●

RBS has continued to make good progress on its transformation plan, with further steps taken to improve resilience and simplicity in the bank’s structures and systems, and momentum building in disposal plans, including the sales of:

	○	Two portfolios of US and Canadian loan commitments (approximately $9 billion of RWAs) to Mizuho Bank, scheduled to complete respectively in Q2 and Q3 2015;
	○	The International Private Banking business to Union Bancaire Privée, with most of the business scheduled to transfer in Q4 2015, subject to regulatory approval;
	○	The RBS Kazakhstan subsidiary (subject to regulatory approvals and other conditions); and
	○	Additional sales were agreed for legacy ABN Amro assets including a portfolio of UAE loans.

Key customer initiatives during Q1 2015 include:

●

The mortgage platform was upgraded and the number of mortgage advisors increased to 835 in UK PBB (up 91 or 12% compared with start of 2015 and up 205 or 33% compared with start of 2014) which have increased lending capacity.

●	RBS became the first UK-based bank to enable customers to log in to their mobile banking app using only their fingerprint, recording over 22 million logins since launch.

●

Working closely with the Royal National Institute of Blind People (RNIB), RBS launched new cards specifically designed for blind and partially sighted customers. This is the first banking product to be awarded the new national quality assurance mark 'RNIB approved'.

●

In partnership with Entrepreneurial Spark, RBS launched the first of eight entrepreneurial accelerator hubs in Birmingham, providing free space, financial support and mentoring to small businesses. We also announced the opening of our headquarters in Edinburgh to entrepreneurs and enterprise. The Entrepreneurial Centre will house business organisations including Entrepreneurial Scotland, Business Gateway and The Prince's Trust Scotland as well as up to 80 entrepreneurs.

●	RBS has made it easier for thousands of small businesses to access finance by referring customers to leading peer-to-peer lending platforms.

●	The pilot of a new online onboarding smart form in CPB saw a 75% reduction in pages that a customer received in order to fill out their application. This is now being rolled out across the business.

●

Real Time Registration allows new customers to have access to mobile banking within 1 day of an account being opened. This gives our customers the functionality that Mobile offers: Get Cash, Pay your Contacts and much more without having to wait 3-5 days for their Debit card to arrive.

Outlook

The business outlook remains as indicated in our FY 2014 6-K filed on 27 March 2015.

Customer

Building the number one bank for customer service, trust and advocacy in the UK

RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to measure our customers’ experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)

Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’.  Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. The Net Promoter Score (NPS) is established by subtracting the proportion of detractors from the proportion of promoters.

The table below lists all of the businesses for which we have an NPS for Q1 2015. None of the NPS movements during Q1 2015 represents a statistically significant change but, year-on-year, Business Banking and Commercial Banking have seen significant improvements in NPS.

		Q1 2014	Q4 2014	Q1 2015	Year end 2015 target
Personal Banking	NatWest (England & Wales)(1)	4	6	5	9
	RBS (Scotland)(1)	-16	-13	-18	-10
	Ulster Bank (Northern Ireland)(2)	-31	-24	-18	-21
	Ulster Bank (Republic of Ireland)(2)	-23	-18	-16	-15
Business Banking	NatWest (England & Wales)(3)	-13	-11	-6	-7
	RBS (Scotland)(3)	-37	-23	-17	-21
Commercial Banking(4)		4	12	12	15

Notes:

Suitable measures for Private Banking and for Corporate & Institutional Banking are in development.  NPS for Ulster Bank Business Banking is measured at Q4.

(1)

Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest England & Wales (3,444) RBS Scotland (520). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?“

(2)

Source: Coyne Research 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.

(3)

Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with an annual turnover up to £2 million. 12 month rolling data. Latest base sizes: NatWest England & Wales (1,240), RBS Scotland (419). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland.

(4)

Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with annual turnover between £2 million and £1 billion.  Latest base size: RBSG Great Britain (965). Weighted by region and turnover to be representative of businesses in Great Britain.

Customer Trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

		Q1 2014	Q4 2014	Q1 2015	Year end 2015 target
Customer Trust(5)	NatWest (England & Wales)	40%	41%	44%	46%
	RBS (Scotland)	6%	2%	10%	11%

(5)

Source: Populus. Latest quarter’s data.  Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (916), RBS Scotland (209).

Analysis of results

Income

The following table reconciles the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Net interest income	£m	£m	£m

Net interest income
- non-statutory basis	2,756	2,915	2,698
- Citizens	(553)	(533)	(488)
- RFS Holdings minority interest	-	-	(3)

Statutory basis	2,203	2,382	2,207

Average interest-earning assets
- RBS	415,579	420,540	444,891
- Personal & Business Banking	155,999	156,002	153,711
- Commercial & Private Banking	93,052	93,184	93,151

Gross yield on interest-earning assets of banking business	3.00%	3.05%	2.97%
Cost of interest-bearing liabilities of banking business	(1.25%)	(1.17%)	(1.34%)

Interest spread of banking business	1.75%	1.88%	1.63%
Benefit from interest free funds	0.40%	0.37%	0.38%

Net interest margin
- RBS	2.15%	2.25%	2.01%
- Personal & Business Banking	3.32%	3.46%	3.37%
- Commercial & Private Banking	2.94%	2.96%	2.89%

Non-interest income

Fees and commissions receivable
- non-statutory basis	1,178	1,247	1,291
- Citizens	(189)	(192)	(174)

Statutory basis	989	1,055	1,117

Fees and commissions payable
- non-statutory basis	(186)	(211)	(236)
- Citizens	9	7	5

Statutory basis	(177)	(204)	(231)

Net fees and commissions - non-statutory basis	992	1,036	1,055
Net fees and commissions - statutory basis	812	851	886

Income from trading activities
- non-statutory basis	270	(295)	856
- own credit adjustments	95	(84)	95
- Citizens	(35)	(24)	(30)
- RFS Holdings minority interest	-	-	1

Statutory basis	330	(403)	922

Gain on redemption of own debt - statutory basis	-	-	20

Other operating income
- non-statutory basis	313	204	444
- own credit adjustments	25	(60)	44
- strategic disposals	(135)	-	191
- Citizens	(29)	(22)	(40)
- RFS Holdings minority interest	-	13	12

Statutory basis	174	135	651

Total non-interest income - non-statutory basis	1,575	945	2,355
Total non-interest income - statutory basis	1,316	583	2,479

Analysis of results

Income (continued)

Key points

Q1 2015 compared with Q4 2014

●

Net interest income decreased by £179 million or 8% and was adversely affected by two fewer days in Q1. UK PBB net interest income was down from Q4, which had benefited from recognition of income on previously non-performing assets, with underlying margins broadly stable, as some narrowing of mortgage margins offset improvement in deposit margins. Ulster Bank net interest margin (NIM), down from 2.14% to 1.95%, reflected in part declining returns on free funds. On a non-statutory basis, net interest income decreased by £159 million or 5%.

●

Non-interest income increased by £733 million or 126%, as a result of disposal gains and credit and funding valuation adjustments in RCR, lower volatile items under IFRS and higher income from trading activities in CIB. On a non-statutory basis, non-interest income increased by £630 million or 67%.

Q1 2015 compared with Q1 2014

●	Net interest income remained flat at £2,203 million. On a non-statutory basis, net interest income increased by £58 million or 2%.
●

Non-interest income declined by £1,163 million or 47%, primarily reflecting lower income from trading activities, driven by risk and balance sheet reductions in CIB including the wind-down of the US asset-backed products business. On a non-statutory basis, non-interest income declined by £780 million or 33%.

●	Losses on the disposal of available-for-sale securities in Treasury totalled £27 million compared with a gain of £203 million in Q1 2014.
●

NIM increased by 14 basis points to 2.15%, with improvements in CPB. The UK PBB margin was stable and the Ulster Bank margin was down reflecting lower return on free funds and an increase in the liquid asset portfolio.

Analysis of results

Operating expenses

The following table reconciles the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Operating expenses	£m	£m	£m

Staff costs
- non-statutory basis	(1,558)	(1,455)	(1,647)
- integration and restructuring costs	(55)	(134)	(43)
- Citizens	288	264	252
- RFS Holdings minority interest	-	-	(1)

Statutory basis	(1,325)	(1,325)	(1,439)

Premises and equipment
- non-statutory basis	(487)	(525)	(594)
- integration and restructuring costs	(10)	(31)	(59)
- Citizens	78	76	73

Statutory basis	(419)	(480)	(580)

Other administrative expenses
- non-statutory basis	(511)	(827)	(687)
- litigation and conduct costs	(856)	(1,164)	-
- integration and restructuring costs	(108)	(151)	(25)
- Citizens	136	145	134
- RFS Holdings minority interest	-	(2)	1

Statutory basis	(1,339)	(1,999)	(577)

Depreciation, amortisation and write downs
- non-statutory basis	(232)	(250)	(269)
- integration and restructuring costs	(280)	-	(2)
- Citizens	-	47	43
- RFS Holdings minority interest	-	-	(1)

Statutory basis	(512)	(203)	(229)

Integration and restructuring costs (1)
- non-statutory basis	(453)	(563)	(129)
- staff costs	55	134	43
- premises and equipment	10	31	59
- other administrative expenses	108	151	25
- write down of intangible assets	-	247	-
- depreciation, amortisation and write downs	280	-	2

Statutory basis	-	-	-

Litigation and conduct costs (1)
- non-statutory basis	(856)	(1,164)	-
- other administrative expenses	856	1,164	-

Statutory basis	-	-	-

Write down of goodwill and other intangible assets
- non-statutory basis	-	(74)	(82)
- write down of intangible assets	-	(247)	-
- Citizens	-	10	-

Statutory basis	-	(311)	(82)

Operating expenses - non-statutory basis	(4,097)	(4,858)	(3,408)
Operating expenses - statutory basis	(3,595)	(4,318)	(2,907)

Note:

(1)	Items reallocated to other expense lines, not reconciling items.

Analysis of results

Operating expenses (continued)

Key points

Q1 2015 compared with Q4 2014

●	Operating expenses decreased by £723 million or 17% to £3,595 million.

●

On a non-statutory basis, operating expenses decreased by £761 million or 16% to £4,097 million. On a non-statutory basis operating expenses excluding litigation and conduct costs of £856 million (Q4 2014 - £1,164 million) and restructuring costs of £453 million (Q4 2014 - £563 million) declined by £343 million or 11% to £2,788 million.

●	Litigation and conducts costs totalled £856 million compared with £1,164 million in Q4 2014.

●	Restructuring costs decreased by £110 million to £453 million, including a £277 million write-down of the value of US premises and £133 million in relation to Williams & Glyn.

Q1 2015 compared with Q1 2014

●	Operating expenses increased by £688 million or 24% to £3,595 million.

●

On a non-statutory basis, operating expenses increased by £689 million or 20% to £4,097 million. On a non-statutory basis operating expenses excluding litigation and conduct costs of £856 million (Q1 2014 - nil) and restructuring costs of £453 million (Q1 2014 - £129 million) declined by £491 million or 15% to £2,788 million.

●	Litigation and conducts costs totalled £856 million in Q1 2015 against a nil charge in Q1 2014.

●	Restructuring costs increased by £324 million to £453 million, principally due to the property related charge in the US.

Analysis of results

Impairment (releases)/losses

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Impairment (releases)/losses	£m	£m	£m

Loans
- non-statutory basis	(190)	(638)	360
- Citizens	(38)	(46)	(73)

Statutory basis	(228)	(684)	287

Securities
- non-statutory basis	99	15	2
- Citizens	-	(1)	-

Statutory basis	99	14	2

Impairment (releases)/losses - non-statutory basis	(91)	(623)	362
Impairment (releases)/losses - statutory basis	(129)	(670)	289

Loan impairment (releases)/losses

Individually assessed
- non-statutory basis	(6)	(502)	155
- Citizens	(9)	(12)	(14)

Statutory basis	(15)	(514)	141

Collectively assessed
- non-statutory basis	69	(85)	127
- Citizens	(56)	(35)	(38)

Statutory basis	13	(120)	89

Latent
- non-statutory basis	(253)	(51)	78
- Citizens	27	1	(21)

Statutory basis	(226)	(50)	57

Loan impairment (releases)/losses - non-statutory basis	(190)	(638)	360
Loan impairment (releases)/losses - statutory basis	(228)	(684)	287

Loan impairment (releases)/losses
RBS excluding RCR	(30)	53	254
RCR	(160)	(691)	106

Customer loan impairment (releases)/losses as a % of gross loans and advances (1)
RBS non-statutory basis	(0.2%)	(0.6%)	0.3%
RBS statutory basis	(0.3%)	(0.8%)	0.3%
RBS excluding RCR	-	0.1%	0.3%
RCR	(4.2%)	(12.6%)	1.2%

Analysis of results

Impairment (releases)/losses (continued)

	31 March	31 December	31 March
	2015	2014	2014

Loan impairment provisions (1)
- RBS	£13.8bn	£18.0bn	£24.2bn
- RBS excluding RCR	£6.6bn	£7.1bn	£8.5bn
- RCR	£7.2bn	£10.9bn	£15.7bn
Risk elements in lending (1)
- RBS	£22.3bn	£28.2bn	£37.4bn
- RBS excluding RCR	£12.1bn	£12.8bn	£14.4bn
- RCR	£10.2bn	£15.4bn	£23.0bn
Provisions as a % of REIL (1)
- RBS	62%	64%	65%
- RBS excluding RCR	55%	55%	59%
- RCR	70%	71%	68%
REIL as a % of gross customer loans (1)
- RBS	5.4%	6.8%	9.0%
- RBS excluding RCR	3.0%	3.3%	3.8%
- RCR	68%	70%	68%

Note:

(1)	Excludes reverse repurchase agreements and includes disposals groups.

Analysis of results

Risk elements in lending (REIL) and loan impairment provisions

	Quarter ended 31 March 2015
	REIL (1)			Impairment provisions (1,2)
	RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	12,819	15,400	28,219	7,094	10,946	18,040
Currency translation and other adjustments	(257)	(593)	(850)	(142)	(407)	(549)
Additions	805	372	1,177
Transfers between REIL and potential problem loans	(52)	-	(52)
Transfer to performing book	(144)	(16)	(160)
Repayments and disposals	(761)	(1,733)	(2,494)
Amounts written-off	(357)	(3,205)	(3,562)	(357)	(3,205)	(3,562)
Recoveries of amounts previously written-off				80	11	91
Release to the income statement from continuing operations				(68)	(160)	(228)
Charge to the income statement from discontinued operations				38	-	38
Unwind of discount (3)				(30)	(15)	(45)

At end of period	12,053	10,225	22,278	6,615	7,170	13,785

Notes:

(1)	Includes disposal groups.
(2)	Includes provisions relating to loans and advances to banks of £38 million.
(3)	Recognised in interest income.

Key points

Q1 2015 compared with Q4 2014

●

Net impairment releases decreased by £541 million to £129 million at Q1 2015. Releases were recorded across most core businesses, notably in CIB (£44 million), and in RCR (£109 million) and included releases of latent provisions totalling £226 million compared with £50 million in Q4 2014. On a non-statutory basis, net impairment releases decreased by £532 million to £91 million at Q1 2015.

●

REIL decreased by £5.9 billion, primarily in RCR, reflecting the completion of a sizeable loan portfolio sale. This loan sale also contributed to the £3.3 billion reduction in gross commercial real estate (CRE) lending to £40.0 billion.

●	The £85 million increase in securities losses, included in impairments, related to a small number of single name exposures, predominantly an exposure in the RBS N.V. liquidity portfolio.

Q1 2015 compared with Q1 2014

●

Net impairment releases totalled £129 million compared with a net impairment loss of £289 million in Q1 2014. Releases including latent provision releases of £226 million compared with a loss of £57 million in Q1 2014, were recorded across most core segments, notably in CIB (£44 million), and in RCR (£109 million). On a non-statutory basis, net impairment releases totalled £91 million compared with a net impairment loss of £362 million in Q1 2014.

Analysis of results

Loans and related credit metrics: Loans, REIL, provisions and impairments

The table below analyses gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office).

					Credit metrics
31 March 2015 (1)					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		9,725	17	9	0.2	53	0.1	8	-
Finance		44,326	316	207	0.7	66	0.5	(5)	15
Personal	- mortgages	150,200	5,239	1,402	3.5	27	0.9	15	60
	- unsecured	31,042	1,790	1,506	5.8	84	4.9	102	187
Property		47,810	8,922	5,916	18.7	66	12.4	(115)	2,568
Construction		5,464	637	426	11.7	67	7.8	(32)	140
of which: CRE		40,040	9,056	5,985	22.6	66	14.9	(135)	2,581
Manufacturing		22,360	377	262	1.7	69	1.2	-	49
Finance leases (2)		13,991	147	102	1.1	69	0.7	(2)	6
Retail, wholesale and repairs		18,116	761	501	4.2	66	2.8	(5)	117
Transport and storage		13,547	1,146	536	8.5	47	4.0	66	44
Health, education and leisure		15,743	608	291	3.9	48	1.8	(2)	66
Hotels and restaurants		7,918	855	475	10.8	56	6.0	16	91
Utilities		5,704	106	48	1.9	45	0.8	(14)	19
Other		27,954	1,318	1,017	4.7	77	3.6	31	200
Latent		-	-	1,049	-	-	-	(253)	n/a

Customers		413,900	22,239	13,747	5.4	62	3.3	(190)	3,562

Geographic regional analysis
UK
- residential mortgages		114,015	1,326	187	1.2	14	0.2	10	10
- personal lending		15,329	1,523	1,360	9.9	89	8.9	55	155
- property		36,248	4,757	2,770	13.1	58	7.6	(53)	834
- construction		4,166	441	257	10.6	58	6.2	(60)	44
- other		120,227	3,219	2,254	2.7	70	1.9	(89)	137

Europe
- residential mortgages		14,455	2,909	1,058	20.1	36	7.3	(18)	11
- personal lending		1,377	61	61	4.4	100	4.4	2	-
- property		5,184	4,073	3,097	78.6	76	59.7	(52)	1,733
- construction		803	188	162	23.4	86	20.2	27	96
- other		16,735	2,040	1,747	12.2	86	10.4	(38)	442

US
- residential mortgages		21,730	1,004	157	4.6	16	0.7	23	39
- personal lending		12,371	189	68	1.5	36	0.5	45	32
- property		5,703	67	24	1.2	36	0.4	(9)	1
- construction		438	2	2	0.5	100	0.5	1	-
- other		32,891	204	369	0.6	181	1.1	(22)	4

RoW
- personal lending		1,965	17	17	0.9	100	0.9	-	-
- property		675	25	25	3.7	100	3.7	(1)	-
- construction		57	6	5	10.5	83	8.8	-	-
- other		9,531	188	127	2.0	68	1.3	(11)	24

Customers		413,900	22,239	13,747	5.4	62	3.3	(190)	3,562

Banks		29,328	39	38	0.1	97	0.1	-	-

Notes:

(1)	Includes disposal groups.
(2)	Includes instalment credit.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)		PRA transitional basis
	31 March	31 December	31 March	31 December
	2015	2014	2015	2014
Risk asset ratios	%	%	%	%

CET1	11.5	11.2	11.5	11.1
Tier 1	11.5	11.2	13.3	13.2
Total	14.0	13.7	17.0	17.1

Capital	£m	£m	£m	£m

Tangible equity	44,242	44,368	44,242	44,368
Expected loss less impairment provisions	(1,512)	(1,491)	(1,512)	(1,491)
Prudential valuation adjustment	(393)	(384)	(393)	(384)
Deferred tax assets	(1,140)	(1,222)	(1,140)	(1,222)
Own credit adjustments	609	500	609	500
Pension fund assets	(245)	(238)	(245)	(238)
Other deductions	(1,436)	(1,614)	(1,414)	(1,884)

Total deductions	(4,117)	(4,449)	(4,095)	(4,719)

CET1 capital	40,125	39,919	40,147	39,649
AT1 capital	-	-	6,206	7,468
Tier 1 capital	40,125	39,919	46,353	47,117
Tier 2 capital	8,689	8,717	12,970	13,626

Total regulatory capital	48,814	48,636	59,323	60,743

Risk-weighted assets

Credit risk
- non-counterparty	263,000	264,700	263,000	264,700
- counterparty	31,200	30,400	31,200	30,400
Market risk	22,800	24,000	22,800	24,000
Operational risk	31,600	36,800	31,600	36,800

Total RWAs	348,600	355,900	348,600	355,900

Leverage (2)

Derivatives	391,100	354,000
Loans and advances	429,400	419,600
Reverse repos	69,900	64,700
Other assets	214,200	212,500

Total assets	1,104,600	1,050,800
Derivatives
- netting	(379,200)	(330,900)
- potential future exposures	96,000	98,800
Securities financing transactions gross up	20,200	25,000
Undrawn commitments	94,900	96,400
Regulatory deductions and other adjustments (3)	900	(600)

Leverage exposure	937,400	939,500

Leverage ratio %	4.3	4.2

Notes:

(1)

Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 for the PRA transitional basis.

(2)	Based on end-point CRR Tier 1 capital and revised 2014 Basel III leverage ratio framework.
(3)	The change in regulatory adjustments was driven by the increase in disallowable settlement balances.

Analysis of results

Key points

Q1 2015 compared with Q4 2014

●	The end-point CRR CET1 ratio improved to 11.5% from 11.2%, reflecting a reduction in RWAs.

●	CET1 capital has improved by £0.2 billion in the quarter. The current period loss has been offset by a reduction in other intangibles and deferred tax deductions.

●	The leverage ratio improved by 10 basis points to 4.3% reflecting both increased CET1 capital and reduced leverage exposure driven by higher derivatives netting offsetting higher funded assets.

●

RWAs have decreased by £7.3 billion in the quarter principally due to the annual recalculation of the operational risk charge resulting in a decrease of £5.2 billion, reductions in non-modelled market risk of £1.2 billion and disposals, partially offset by the effect of foreign currency movements in credit risk and counterparty risk RWAs.

●

RCR RWAs reduced by £4.8 billion principally reflecting disposals and write-offs and repayments of £3.2 billion, £1.6 billion of risk parameter and other changes, including £0.6 billion due to counterparties moving into default.

●

CIB RWAs decreased by £4.3 billion due to portfolio reduction of £3.2 billion, partly offset by the impact of credit risk model changes of £1 billion and foreign exchange movements of £0.7 billion. The operational risk recalculation resulted in a further decrease of £3.3 billion.

●	The increase of £3.6 billion in Citizens Financial Group RWAs related primarily to the appreciation of the dollar against sterling.

●	Ulster Bank’s RWAs decreased by £1.4 billion is due to the euro weakening against sterling in the quarter of £1.2 billion and the operational risk recalculation decrease.

Segment performance

	Quarter ended 31 March 2015
		PBB			CPB		CIB				Non-	Reconciling items
	UK	Ulster		Commercial	Private			Central			statutory			Statutory
	PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Other*	CFG(2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,143	133	1,276	546	128	674	202	62	553	(11)	2,756	-	(553)	2,203
Non-interest income	309	57	366	276	86	362	602	(130)	244	131	1,575	(15)	(244)	1,316

Total income	1,452	190	1,642	822	214	1,036	804	(68)	797	120	4,331	(15)	(797)	3,519

Direct expenses
- staff costs	(216)	(60)	(276)	(129)	(76)	(205)	(180)	(583)	(289)	(25)	(1,558)	(55)	288	(1,325)
- other costs **	(70)	(17)	(87)	(54)	(12)	(66)	(78)	(786)	(207)	(6)	(1,230)	(1,254)	214	(2,270)
Indirect expenses	(460)	(63)	(523)	(225)	(98)	(323)	(540)	1,403	-	(17)	-	-	-	-
Restructuring costs
- direct	-	-	-	-	-	-	(16)	(431)	(6)	-	(453)	453	-	-
- indirect	(30)	1	(29)	(1)	1	-	(275)	304	-	-	-	-	-	-
Litigation and conduct costs	(354)	-	(354)	-	(2)	(2)	(500)	-	-	-	(856)	856	-	-

Operating expenses	(1,130)	(139)	(1,269)	(409)	(187)	(596)	(1,589)	(93)	(502)	(48)	(4,097)	-	502	(3,595)

Profit/(loss) before impairment losses	322	51	373	413	27	440	(785)	(161)	295	72	234	(15)	(295)	(76)
Impairment (loses)/releases	26	-	26	(1)	1	-	44	(50)	(38)	109	91	-	38	129

Operating profit/(loss)	348	51	399	412	28	440	(741)	(211)	257	181	325	(15)	(257)	53

Additional information
Return on equity (3)	15.4%	6.2%	12.3%	11.9%	4.4%	10.9%	(17.1%)	nm	7.2%	nm	(4.1%)	-	-	(4.1%)
Cost:income ratio	78%	73%	77%	50%	87%	58%	198%	nm	63%	nm	95%	-	-	102%
Funded assets (£bn)	134.6	26.5	161.1	93.3	17.8	111.1	248.4	90.6	91.3	11.1	713.6	-	-	713.6
Total assets (£bn)	134.6	26.6	161.2	93.3	17.9	111.2	623.8	93.8	91.8	22.8	1,104.6	-	-	1,104.6
Risk-weighted assets (RWAs) (£bn)	42.6	22.4	65.0	65.5	10.2	75.7	102.8	15.9	72.0	17.2	348.6	-	-	348.6
RWA equivalent (£bn) (4)	46.4	21.5	67.9	71.0	10.2	81.2	105.1	16.2	72.2	21.7	364.3	-	-	364.3
Net loans and advances to customers (£bn)	127.4	20.5	147.9	88.8	14.0	102.8	76.7	1.4	63.4	8.0	400.2	(3.6)	(63.4)	333.2
Risk elements in lending (£bn)	3.6	4.4	8.0	2.4	0.1	2.5	0.2	-	1.4	10.2	22.3	-	(1.4)	20.9
Impairment provisions (£bn)	(2.4)	(2.5)	(4.9)	(0.9)	(0.1)	(1.0)	(0.1)	-	(0.6)	(7.2)	(13.8)	-	0.6	(13.2)
Customer deposits (£bn)	148.0	19.2	167.2	99.0	29.6	128.6	58.4	1.5	65.8	1.1	422.6	(7.5)	(65.8)	349.3
Employee numbers (FTEs - thousands)	24.2	4.3	28.5	6.2	2.8	9.0	3.5	50.1	17.5	0.6	109.2	-	-	91.7

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals, and RFS Holdings minority interest (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following;  non-interest income - £135 million loss on strategic disposals and gain on own credit adjustment of £120 million;  staff costs - reallocation of £55 million loss from restructuring costs; and other costs – reallocation of £398 million loss from restructuring costs and £856 million from litigation and conduct costs.

** Other costs include the following: premises and equipment of £419 million, other administrative expenses of £1,339 million and depreciation, amortisation and write downs of £512 million.

For the notes to this table refer to page 23. nm = not meaningful

Segment performance

	Quarter ended 31 December 2014
		PBB			CPB		CIB				Non-	Reconciling items
	UK	Ulster		Commercial	Private			Central			statutory			Statutory
	PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Other*	CFG(2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,209	150	1,359	521	175	696	222	128	533	(23)	2,915	-	(533)	2,382
Non-interest income	323	54	377	310	92	402	469	(374)	233	(162)	945	(131)	(231)	583

Total income	1,532	204	1,736	831	267	1,098	691	(246)	766	(185)	3,860	(131)	(764)	2,965

Direct expenses
- staff costs	(220)	(65)	(285)	(118)	(75)	(193)	(63)	(610)	(263)	(41)	(1,455)	(134)	264	(1,325)
- other costs **	(82)	(19)	(101)	(73)	(21)	(94)	(100)	(1,094)	(258)	(29)	(1,676)	(1,595)	278	(2,993)
Indirect expenses	(564)	(78)	(642)	(284)	(132)	(416)	(659)	1,742	-	(25)	-	-	-	-
Restructuring costs
- direct	(2)	-	(2)	-	(6)	(6)	(49)	(485)	(21)	-	(563)	563	-	-
- indirect	(16)	4	(12)	(13)	(2)	(15)	(39)	69	-	(3)	-	-	-	-
Litigation and conduct costs	(650)	19	(631)	(62)	(90)	(152)	(382)	1	-	-	(1,164)	1,164	-	-

Operating expenses	(1,534)	(139)	(1,673)	(550)	(326)	(876)	(1,292)	(377)	(542)	(98)	(4,858)	(2)	542	(4,318)

Profit/(loss) before impairment losses	(2)	65	63	281	(59)	222	(601)	(623)	224	(283)	(998)	(133)	(222)	(1,353)
Impairment (losses)/releases	(41)	104	63	(33)	-	(33)	(42)	1	(47)	681	623		47	670

Operating profit/(loss)	(43)	169	126	248	(59)	189	(643)	(622)	177	398	(375)	(133)	(175)	(683)

Additional information
Return on equity (3)	(3.5%)	20.2%	3.3%	6.8%	(12.9%)	4.0%	(13.8%)	nm	5.3%	nm	(49.6%)	-	-	(49.6%)
Cost:income ratio	100%	68%	96%	66%	122%	80%	187%	nm	71%	nm	126%	-	-	163.9%
Funded assets (£bn)	134.3	27.5	161.8	89.4	20.4	109.8	241.1	84.7	84.5	14.9	696.8	-	-	696.8
Total assets (£bn)	134.3	27.6	161.9	89.4	20.5	109.9	577.2	87.9	84.9	29.0	1,050.8	-	-	1,050.8
Risk-weighted assets (RWAs) (£bn)	42.8	23.8	66.6	64.0	11.5	75.5	107.1	16.3	68.4	22.0	355.9	-	-	355.9
RWA equivalent (£bn) (4)	46.6	22.3	68.9	69.8	11.5	81.3	108.9	16.6	68.6	27.3	371.6	-	-	371.6
Net loans and advances to customers (£bn)	127.2	22.0	149.2	85.1	16.5	101.6	72.8	0.6	59.6	11.0	394.8	(0.9)	(59.6)	334.3
Risk elements in lending (£bn)	3.8	4.8	8.6	2.5	0.2	2.7	0.2	-	1.3	15.4	28.2	-	(1.3)	26.9
Impairment provisions (£bn)	(2.6)	(2.7)	(5.3)	(1.0)	(0.1)	(1.1)	(0.2)	-	(0.5)	(10.9)	(18.0)	-	0.5	(17.5)
Customer deposits (£bn)	148.7	20.6	169.3	86.8	36.1	122.9	59.4	1.5	60.6	1.2	414.9		(60.6)	354.3
Employee numbers (FTEs - thousands)	24.1	4.4	28.5	6.2	3.3	9.5	3.7	48.9	17.4	0.7	108.7	-	-	91.3

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write down of goodwill and other intangible assets, strategic disposals, and RFS Holdings minority interest and includes the results of Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following;  non-interest income - £13 million gain on RFS Holdings minority interest and loss on own credit adjustment of £144 million;  staff costs - reallocation of £134 million from restructuring costs; and other costs – reallocation of £182 million loss from restructuring costs, reallocation of £247 million loss from write down of intangible assets from restructuring costs, reallocation of £2 million loss from RFS holdings MI and £1,164 million loss from litigation and conduct costs.

** Other costs include the following: premises and equipment of £480 million, other administrative expenses of £1,999 million and depreciation, amortisation and write downs of £514 million.

For the notes to this table refer to page 23. nm = not meaningful

Segment performance

	Quarter ended 31 March 2014
		PBB			CPB		CIB				Non-	Reconciling items
	UK	Ulster		Commercial	Private			Central			statutory			Statutory
	PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Other*	CFG(2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,124	154	1,278	488	170	658	179	103	488	(8)	2,698	(3)	(488)	2,207
Non-interest income	339	47	386	282	103	385	1,172	102	229	81	2,355	363	(239)	2,479

Total income	1,463	201	1,664	770	273	1,043	1,351	205	717	73	5,053	360	(727)	4,686

Direct expenses	(224)	(63)	(287)	(133)	(76)	(209)	(270)	(592)	(251)	(38)	(1,647)	(44)	252	(1,439)
- other costs **	(127)	(17)	(144)	(62)	(15)	(77)	(110)	(1,034)	(249)	(18)	(1,632)	(86)	250	(1,468)
Indirect expenses	(524)	(63)	(587)	(213)	(108)	(321)	(593)	1,524	-	(23)	-	-	-	-
Restructuring costs
- direct	-	-	-	-	-	-	(13)	(116)	-	-	(129)	129	-	-
- indirect	10	(2)	8	(1)	-	(1)	(26)	19	-	-	-	-	-	-

Operating expenses	(865)	(145)	(1,010)	(409)	(199)	(608)	(1,012)	(199)	(500)	(79)	(3,408)	(1)	502	(2,907)

Profit/(loss) before impairment losses	598	56	654	361	74	435	339	6	217	(6)	1,645	359	(225)	1,779
Impairment (losses)/releases	(88)	(47)	(135)	(40)	1	(39)	(6)	(1)	(73)	(108)	(362)	-	73	(289)

Operating profit/(loss)	510	9	519	321	75	396	333	5	144	(114)	1,283	359	(152)	1,490

Additional information
Return on equity (3)	22.0%	1.0%	15.2%	9.7%	13.4%	10.2%	4.4%	nm	4.7%	nm	11.6%	-	-	11.6%
Cost:income ratio	59%	72%	61%	53%	73%	58%	75%	nm	70%	nm	67%	-	-	62.0%
Funded assets (£bn)	132.8	26.0	158.8	89.6	21.1	110.7	286.6	90.4	75.7	24.3	746.5	-	-	746.5
Total assets (£bn)	132.8	26.2	159.0	89.6	21.2	110.8	547.0	92.1	76.1	38.8	1,023.8	-	-	1,023.8
Risk-weighted assets (RWAs) (£bn)	48.5	28.7	77.2	63.5	12.0	75.5	140.2	19.6	61.3	40.5	414.3	-	-	414.3
RWA equivalent (£bn) (4)	50.6	23.6	74.2	70.7	12.0	82.7	141.0	19.3	61.3	50.9	429.4	-	-	429.4
Net loans and advances to customers (£bn)	125.5	23.2	148.7	84.9	16.7	101.6	70.5	0.6	52.7	18.3	392.4	(1.3)	-	391.1
Risk elements in lending (£bn)	4.5	4.7	9.2	3.4	0.3	3.7	0.1	0.1	1.3	23.0	37.4	-	(1.4)	36.0
Impairment provisions (£bn)	(2.9)	(3.4)	(6.3)	(1.3)	(0.1)	(1.4)	(0.2)	(0.1)	(0.5)	(15.7)	(24.2)	-	0.5	(23.7)
Customer deposits (£bn)	144.6	21.1	165.7	87.6	36.6	124.2	57.1	1.0	54.9	1.5	404.4	(3.1)	-	401.3
Employee numbers (FTEs - thousands)	25.2	4.6	29.8	7.3	3.3	10.6	4.4	52.3	18.5	1.1	116.7	-	-	98.2

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals and RFS Holdings minority interest (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following;  net-interest income - £3 million loss on RFS Holdings minority interest; non-interest income - £13 million gain on RFS Holdings minority interest, gain on own credit adjustment of £139 million, a gain of £191 million on strategic disposals and gain on redemption of own debt of £20 million;  staff costs - reallocation of £43 million loss from restructuring costs and a loss on RFS Holdings minority interest of £1 million; and other costs – reallocation of £86 million loss from restructuring costs.

** Other costs include the following: premises and equipment of £580 million, other administrative expenses of £577 million and depreciation, amortisation and write downs of £311 million.

Notes:

(1)

Central items include unallocated transactions, principally Treasury AFS portfolio sales (Q1 2015 - £27 million loss; Q4 2014 - £6 million gain; Q1 2014 - £203 million gain) and profit and loss on hedges that do not qualify for hedge accounting.

(2)	The statutory results of Citizens Financial Group (CFG), which is classified as a discontinued operation.
(3)	Segmental return on equity based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWA equivalents (RWAe)).
(4)

RWAe is an internal metric based on target CET 1 ratio of 13%, for all segments except RCR, set at 10% at creation. RWAe converts performing and non-performing exposures into a consistent capital measure comprising RWAs and capital deductions.

Segment performance

Q1 2015 compared with Q4 2014

UK Personal & Business Banking

●

UK PBB upgraded its mortgage platform and increased the number of mortgage advisors by 91 or 12% to 835 compared with the start of 2015, strengthening its capacity to support UK housebuyers. Further steps were taken to enhance customer experience in digital channels, including fingerprint log-in to the mobile banking app.

●

Operating profit was £348 million compared with a loss of £43 million in Q4 2014, with lower operating expenses and conduct costs only partly offset by lower income. Operating profit excluding restructuring and conduct costs of £384 million (Q4 2014 - £668 million) grew by £107 million to £732 million.

●	Total income declined by £80 million to £1,452 million, driven by lower day count and other seasonal factors, increased internal funding costs and a slightly lower overall asset margin.

●	Operating expenses decreased by £404 million to £1,130 million with a £296 million decrease in conduct costs, UK bank levy, write-offs of intangible assets and continued efficiency savings.

●

New mortgage applications grew by 42% to £6.6 billion. Business and personal loans saw positive momentum as business and consumer confidence continue to improve. Net loans and advances to customers increased by £0.2 billion to £127.4 billion with mortgage balances growing £0.4 billion in the quarter to £103.6 billion.

●	Net impairment releases totalled £26 million compared with a net impairment charge of £41 million in Q4 2014 driven by provision releases in business banking.

Ulster Bank

●

Ulster Bank made further progress during Q1 2015 to enhance its customer service offering. A fully digital account opening option was introduced for personal customers in Northern Ireland, speeding up and simplifying the account opening process. The announcement of a new partnership with ‘An Post’ in the Republic of Ireland will provide customers with 1,140 new points of presence. The bank’s award winning customer contact centre announced 350 new jobs which will handle customer calls across a number of RBS brands.

●	A significant weakening in the euro relative to sterling during Q1 2015 had a material impact on Ulster Bank’s financial comparisons with prior periods.

●

Operating profit decreased by £118 million to £51 million in Q1 2015, primarily driven by the impact of exchange rate movements and a lower net impairment release, down £104 million, with the Q4 2014 release benefiting from improved property values. Operating profit excluding a restructuring recovery of £1 million (Q4 2014 - £4 million restructuring recovery and £19 million release of litigation and conduct provision) was £50 million compared with £146 million in Q4 2014.

●	Total income decreased by £14 million to £190 million primarily driven by the weakening of the euro (£10 million) and reflecting fewer days in the quarter (£4 million).

●

Operating expenses, stable at £139 million, were affected by the weakening of the euro (£4 million) offset by an increase of £4 million reflecting a number of specific items included in Q4 2014, notably the release of litigation and conduct provisions offset by the UK bank levy.

Segment performance

Q1 2015 compared with Q4 2014 (continued)

Commercial Banking

●

During Q1 2015 Commercial Banking continued to simplify customer experience, including further enhancements to the end to end lending process, quicker and simpler account opening and 90 ‘simplifying customer life’ suggestions implemented.

●

On 1 January 2015, the Private Banking RBSI business, accounting for £18 million of operating profit in the quarter, was transferred to Commercial Banking(1). This transfer affects comparisons with prior quarters.

●

Operating profit was £412 million compared with £248 million in the previous quarter.  This benefited from the £18 million operating profit relating to the business transferred from Private Banking and the absence of litigation and conduct costs.

●	Total income was £822 million (including £38 million transferred from Private Banking). The reduction reflected lower fair value and disposal gains and fewer days in the quarter.

●

Operating expenses were lower at £409 million (including £20 million relating to the business transferred from Private Banking), primarily due to Q4 2014 charges in relation to the UK bank levy and a charity donation, lower headcount and cost saving initiatives. Benign credit conditions resulted in lower net impairment losses, down £32 million.

●

Net loans and advances to customers were £88.8 billion at 31 March 2015, including £2.4 billion of balances transferred from Private Banking. Adjusting for this transfer, Commercial Banking achieved £1.3 billion lending growth. Deposits of £99.0 billion at 31 March 2015 included £6.2 billion transferred from Private Banking. Adjusting for this transfer, deposits were £6.0 billion higher including very short term funds placed by customers in anticipation of imminent business transactions.

Private Banking

●

Private Banking reached an agreement to sell International Private Banking to Union Bancaire Privée (UBP). Clear priorities have been set to drive the retained business, with improvements already being seen through the level of client engagement, general credit awareness and cross referrals.

●	On 1 January 2015, the Private Banking RBSI business was transferred to Commercial Banking(1). This transfer affects comparisons with prior quarters.

●

Operating profit was £28 million, benefiting from lower litigation and conduct costs. Q4 2014 included £13 million operating profit relating to the Private Banking RBSI business transferred to Commercial Banking.

●

Total income of £214 million in part reflected the maturity of high interest term hedges on notice accounts. Q4 2014 income included £42 million relating to the business transferred to Commercial Banking.

●	Operating expenses of £187 million benefited from lower conduct and litigation charges together with Q4 2014 charges in relation to the UK bank levy, partially offset by higher property costs.

●	Assets under management increased by £0.9 billion, benefiting from positive market and exchange rate movements.

Note:

(1)

The business transfer included: Q1 2015: £38 million total income and £20 million operating expenses, £2.4 billion net loans and advances to customers, £6.2 billion customer deposits and £1.5 billion RWAs. Q4 2014: £42 million total income and £29 million operating expenses including impairments, £2.6 billion net loans and advances to customers, £6.5 billion customer deposits and £1.4 billion RWAs. Q1 2014: £33 million total income and £25 million operating expenses, £2.6 billion net loans and advances to customers, £6.7 billion customer deposits and £1.4 billion RWAs. Comparatives have not been restated.

Segment performance

Q1 2015 compared with Q4 2014 (continued)

Corporate & Institutional Banking

●

The new Corporate & Institutional Banking (CIB) leadership team has commenced implementation of its plan, announced on 26 February 2015, to create a simpler, more focused CIB. Following the announcement a substantial majority of customers have been reached by our customer contact programme. This programme explained our core product offering to go-forward customers and reassured others that we will continue to treat them fairly and honour our commitments.

●

Operating loss increased by £98 million to £741 million reflecting higher restructuring, litigation and conduct costs, partially offset by increased income and the impact of the net impairment releases in Q1 2015. Operating profit excluding restructuring costs of £291 million (Q4 2014 - £88 million) and litigation and conduct costs of £500 million (Q4 2014 - £382 million) was £50 million, compared with a loss of £173 million in Q4 2014.

●	Total income increased by £113 million to £804 million reflecting stronger performance in Rates and Credit partly offset by lower income in Currencies.

●

Operating expenses increased by £297 million to £1,589 million and included £500 million of litigation and conduct costs, compared with £382 million in Q4 2014, and £291 million of restructuring costs, compared with £88 million in Q4 2014.

●	RWAs fell by £4.3 billion, reflecting the ongoing risk reduction.

Citizens Financial Group

●

The secondary offering of Citizens Financial Group (CFG) was successfully completed at the end of March, resulting in the sale of 155 million shares of common stock, valued at $3.7 billion.  Combined with a $250 million preferred stock issuance and 10.5 million common stock share repurchase in early April, RBS’s ownership interest in CFG was reduced to 40.8%.

●

Operating profit increased by £80 million ($111 million), or 45% (40%), to £257 million ($389 million) due to lower total expenses, impairment losses and the depreciation and amortisation charge(1). Excluding restructuring costs (Q1 2015 - £6 million ($10 million); Q4 2014 - £21 million ($32 million)), operating profit was up £65 million ($89 million), or 33% (29%).

●

Total income increased by £31 million, or 4% to £797 million reflecting the strengthening of Sterling against the US dollar. Net interest income was impacted by two fewer days in the quarter and increased senior debt and deposit costs offset by an increase in loans and a reduction in pay-fixed swap costs.  Seasonally lower non-interest income was offset by higher gains on the sale of mortgage loans and securities gains. On a US dollar basis total income was broadly flat with lower net interest income offset by higher non-interest income.

●

Operating expenses, excluding restructuring costs (Q1 2015 - £6 million ($10 million); Q4 2014 - £21 million ($32 million), decreased by £25 million, or 5% to £496 million reflecting the depreciation and amortisation charge(1) offset by  the strengthening of Sterling against the US dollar. In US dollar terms operating expenses remained flat driven by good expense discipline.

●

Impairment losses decreased £9 million ($15 million), or 19% (21%), to £38 million ($58 million) as the benefit of continued improvement in asset quality, a reduction in net charge-offs and a commercial recovery was somewhat offset by the effect of loan growth.

●	Average loans and advances were up 7% (2% on a US dollar basis) driven by strength in commercial, auto, student and mortgage loans partially offset by home equity run-off.
●	Average customer deposits were up 6% (1% on a US dollar basis) given growth across all deposit categories.

Note:

(1)	Starting Q1 2015, as it is a disposal group, CFG will no longer charge depreciation and amortisation of £51 million ($77 million).

Segment performance

Q1 2015 compared with Q4 2014 (continued)

RBS Capital Resolution

●

Consistent with our asset management principles, the operating focus in the quarter continued to be on capital intensive positions to maximise the capital accretion benefit and ensure this was achieved in an economic manner.

●	RCR funded assets fell to £11 billion, a reduction of £4 billion, or 25%, during the quarter. The reduction was primarily achieved by disposals, supplemented by repayments.
●	RCR remains on target to reduce funded assets by 85% to £5.7 billion, by the end of 2015, a year ahead of plan.
●

Disposal activity was across all sectors, with the most notable reductions in the Corporate and Ulster Bank asset management groups and continued to benefit from a combination of market liquidity and asset demand in specific sectors.

●	RWA equivalent reduction of £6 billion to £22 billion reflects a combination of disposals and repayments partially offset by the impact of impairment releases.
●

Operating profit for the quarter was £181 million. The disposal strategy and favourable market and economic conditions resulted in impairment releases of £109 million. Other operating income of £117 million was primarily driven by disposal gains and fair value adjustments.

●	The net effect of the operating profit of £181 million and RWA equivalent reduction of £6 billion(1) was CET1 accretion of £0.7 billion in the quarter.

Note:

(1)	Capital equivalent: £0.6 billion at an internal CET1 ratio of 10%.

Central items

●

Central items not allocated represented a charge of £211 million in the quarter compared with a charge of £622 million in Q4 2014. The change reflects lower Treasury funding costs, including volatile items under IFRS, which was a £108 million charge in the quarter versus £323 million in the previous quarter. In addition, Q4 2014 included a £247 million write-down of previously capitalised software expenditure.

Q1 2015 compared with Q1 2014

UK Personal & Business Banking

●

Operating profit decreased by £162 million to £348 million reflecting higher conduct costs of £354 million. Operating profit excluding restructuring and conduct costs of £384 million (Q1 2014 - £10 million restructuring recovery) increased by £232 million to £732 million with lower impairments and improvements in efficiency partly offset by lower income.

●

Total income declined by £11 million to £1,452 million with lower asset income as the personal unsecured book continued to contract, and with lower fee income driven by lower packaged account, investment advice and credit card income. This was only partly offset by improvements in deposit income.

●

Operating expenses increased by £265 million to £1,130 million driven by additional conduct and restructuring costs of £384 million partly offset by continued improvements in underlying efficiency and  technology write-off.

●

Net impairment releases totalled £26 million compared with a net impairment charge of £88 million in Q1 2014 reflecting continued improvements in asset quality and portfolio provision releases particularly in business banking.

●

Gross new mortgage lending totalled £3.7 billion in the quarter supporting net mortgage growth of 3% to £103.6 billion. New mortgage applications accelerated towards the end of the quarter with volume in March up 10% year on year. Deposits grew by 2% to £148 billion.

●	RWAs were 12% lower at £43 billion as asset quality continued to improve.

Segment performance

Q1 2015 compared with Q1 2014 (continued)

Ulster Bank

●	A significant weakening in the euro relative to sterling during Q1 2015 had a material impact on Ulster Bank’s financial comparisons with prior periods.

●

Operating profit increased by £42 million to £51 million in Q1 2015, benefiting from the absence of net impairment losses supported by an enhanced collections performance and improved economic metrics. Operating profit excluding a restructuring recovery of £1 million (Q1 2014 - £2 million charge) was £50 million compared with £11 million in Q1 2014.

●

Total income decreased by £11 million to £190 million mainly as a result of the weakening of the euro, offset by an increase in total income of £5 million reflecting continued improvement in deposit margins, stable loan product pricing and growth in new lending volumes. Net interest margin declined by 34 basis points reflecting a lower return on free funds coupled with a significant increase in the bank’s low yielding liquid asset portfolio.

●

Operating expenses decreased by £6 million to £139 million as a result of the weakening of the euro (£5 million), offset by an increase in operating expenses of £1 million with  higher pension charges and an investment in technology and operational improvements largely offset by  savings from lower staff numbers and a reduced property footprint.

●

Net loans and advances to customers and customer deposit balances were broadly stable with the decrease of £4.5 million reflecting exchange rate movements. New lending activity has continued to increase with mortgage drawdowns up 55% versus Q1 2014, reflecting the improvement in macro economic conditions.

●	RWAs declined by £6.3 billion to £22.4 billion reflecting further improvements in credit metrics coupled with the impact of exchange rate movements.

Commercial Banking

●	Comparisons are affected by the transfer of the Private Banking RBSI business to Commercial Banking on 1 January 2015(1).

●	Operating profit was £412 million compared with £321 million reflecting lower impairments, continued focus on costs, lower headcount and the transfer of the Private Banking RBSI business.

●

Total income was £822 million (including £38 million transferred from Private Banking) and benefited from deposit margin expansion. Q1 2014 results included Commercial Cards revenues, which were transferred to UK Personal & Business Banking in August 2014.

●

Operating expenses in Q1 2015 were flat compared with Q1 2014, with the impact of continued focus on discretionary cost saving and lower headcount offset by costs transferred from the Private Banking RBSI business.

●	The net impairment loss of £1 million included a reduction in individual and collective charges, down £26 million, and a net latent release in Q1 2015 of £13 million.

Note:

(1)

The business transfer included: Q1 2015: £38 million total income and £20 million operating expenses, £2.4 billion net loans and advances to customers, £6.2 billion customer deposits and £1.5 billion RWAs. Q4 2014: £42 million total income and £29 million operating expenses including impairments, £2.6 billion net loans and advances to customers, £6.5 billion customer deposits and £1.4 billion RWAs. Q1 2014: £33 million total income and £25 million operating expenses, £2.6 billion net loans and advances to customers, £6.7 billion customer deposits and £1.4 billion RWAs. Comparatives have not been restated.

Segment performance

Q1 2015 compared with Q1 2014 (continued)

Private Banking

●	Comparisons are affected by the transfer of the Private Banking RBSI business to Commercial Banking on 1 January 2015(1).

●

Operating profit was £28 million and was adversely affected by the maturity of higher interest rate hedges in December 2014 and lower investment and transactional income reflecting repricing of investment products and lower customer activity. Q1 2014 included £33 million of income and £25 million of expenses relating to the business transferred to Commercial Banking.

●	Assets under management increased by £0.7 billion, benefiting from positive market and exchange rate movements.

Corporate & Institutional Banking

●

Operating loss totalled £741 million, compared with a profit of £333 million in Q1 2014. This reflected lower income and higher restructuring, litigation and conduct costs, partially offset by lower expenses. Operating profit excluding restructuring costs of £291 million (Q1 2014 - £39 million) and litigation and conduct costs of £500 million (Q1 2014 – nil) was £50 million, compared with a profit of £372 million in Q1 2014.

●

Total income declined by £547 million to £804 million. This reflected the reduction in resources deployed, most notably in Credit which included the US asset-backed products business. Currencies initially incurred losses following the removal of the Swiss franc’s peg to the euro, but this was mitigated by gains from increased volatility in Currency Options. Rates also benefited from heightened volatility and from the commencement of quantitative easing by the European Central Bank.

●

Operating expenses increased by £577 million to £1,589 million and included £500 million of litigation and conduct costs, compared with nil in Q1 2014, and £291 million of restructuring costs, compared with £39 million in Q1 2014. Operating expenses excluding restructuring, litigation and conduct costs fell by 18% reflecting the ongoing drive to reduce costs and simplify the business.

●	Net impairment releases totalled £44 million in Q1 2015 and were driven by a write-back of latent loss provisions, partially offset by a single name impairment.
●

RWAs fell by £37 billion, reflecting the commitment throughout 2014, reinforced by the announcement in February 2015, to reduce the scale of CIB. The wind-down of US asset-backed products, in particular, generated a reduction of £13 billion.

Citizens Financial Group

●

Total income was up £80 million ($19 million), or 11% (2%), from Q1 2014 despite an estimated £15 million ($25 million) reduction related to the Illinois franchise sale in Q2 2014 and an £11 million ($17 million) reduction in securities gains.  Net interest income improvement was driven by the benefit of earning asset growth and a reduction in pay-fixed swap costs partially offset by continued pressure from the relatively persistent low rate environment on loan yields and mix and higher borrowing costs related to debt issuances.

●

Operating expenses, excluding restructuring costs (Q1 2015 - £6 million ($10 million); Q1 2014 - nil)  decreased by £4 million, or 1%, to £496 million reflecting the depreciation and amortisation charge (2), offset by the strengthening of Sterling against the US dollar. Q1 2014 included incentive reversals for prior year plans. This was offset by a decrease related to the Illinois divestiture. In US dollar terms operating expenses were broadly flat.

Notes:

(1)

The business transfer included: Q1 2015: £38 million total income and £20 million operating expenses, £2.4 billion net loans and advances to customers, £6.2 billion customer deposits and £1.5 billion RWAs. Q4 2014: £42 million total income and £29 million operating expenses including impairments, £2.6 billion net loans and advances to customers, £6.5 billion customer deposits and £1.4 billion RWAs. Q1 2014: £33 million total income and £25 million operating expenses, £2.6 billion net loans and advances to customers, £6.7 billion customer deposits and £1.4 billion RWAs. Comparatives have not been restated.

(2)	Starting Q1 2015, as it is a disposal group, CFG will no longer charge depreciation and amortisation of £51 million ($77 million).

Segment performance

Q1 2015 compared with Q1 2014 (continued)

Citizens Financial Group (continued)

●

Impairment losses decreased £35 million ($63 million), or 48% (52%), to £38 million ($58 million), reflecting improved credit quality and the effect of one large commercial recovery (£10 million ($15 million)).

●

Average loans and advances were up 18% (8% on a US dollar basis) due to commercial loan growth and retail loan growth driven by higher auto, residential mortgage and student loans partially offset by home equity run-off.

●	Average customer deposits were up 14% (4% on a US dollar basis), given growth across all deposit categories.

RBS Capital Resolution

●	RCR funded assets have been reduced by £13 billion, or 54%, since Q1 2014, driven by disposals and repayments and since inception on 1 January 2014 have reduced by £18 billion or 62%.

●	RWA equivalent decreased by £29 billion, or 57%, since Q1 2014. This primarily reflects disposals and repayments and since inception on 1 January 2014 have reduced by £43 billion or 67%.

Central items

●

Central items not allocated represented a charge of £211 million in the quarter compared with a gain of £5 million in Q1 2014. This is principally due to a charge of £27 million on the disposal of available-for-sale securities in Treasury in the quarter versus a gain of £203 million in Q1 2014.

Additional analysis of Segment performance is set out in Appendix 1.

Exchange rates

The following table shows the principal exchange rates:

£1 = €	Quarter average	Period end
31 March 2015	1.345	1.382
31 December 2014	1.268	1.285
31 March 2014	1.208	1.210

£1 = $	Quarter average	Period end
31 March 2015	1.514	1.485
31 December 2014	1.582	1.562
31 March 2014	1.655	1.668

Selected statutory financial statements

Condensed consolidated income statement for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Interest receivable	3,076	3,238	3,265
Interest payable	(873)	(856)	(1,058)

Net interest income	2,203	2,382	2,207

Fees and commissions receivable	989	1,055	1,117
Fees and commissions payable	(177)	(204)	(231)
Income from trading activities	330	(403)	922
Gain on redemption of own debt	-	-	20
Other operating income	174	135	651

Non-interest income	1,316	583	2,479

Total income	3,519	2,965	4,686

Staff costs	(1,325)	(1,325)	(1,439)
Premises and equipment	(419)	(480)	(580)
Other administrative expenses	(1,339)	(1,999)	(577)
Depreciation, amortisation and write downs	(512)	(203)	(229)
Write down of goodwill and other intangible assets	-	(311)	(82)

Operating expenses	(3,595)	(4,318)	(2,907)

(Loss)/profit before impairment losses	(76)	(1,353)	1,779
Impairment releases/(losses)	129	670	(289)

Operating profit/(loss) before tax	53	(683)	1,490
Tax charge	(193)	(1,040)	(314)

(Loss)/profit from continuing operations	(140)	(1,723)	1,176

(Loss)/profit from discontinued operations, net of tax
- Citizens	(320)	(3,885)	104
- Other	4	3	9

(Loss)/profit from discontinued operations, net of tax	(316)	(3,882)	113

(Loss)/profit for the period	(456)	(5,605)	1,289
Non-controlling interests	84	(71)	(19)
Preference share and other dividends	(74)	(115)	(75)

(Loss)/profit attributable to ordinary and B shareholders	(446)	(5,791)	1,195

Loss per ordinary and equivalent B share (EPS) (1)
Basic and diluted EPS from continuing and discontinued operations	(3.9p)	(50.7p)	-
Basic and diluted EPS from continuing operations	(2.1p)	(16.2p)	-

Note:

(1)	Q1 2014 earnings were all attributable to the DAS.

Selected statutory financial statements

Condensed consolidated statement of comprehensive income

for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

(Loss)/profit for the period	(456)	(5,605)	1,289

Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	-	(108)	-
Tax	-	(36)	-

	-	(144)	-

Items that do qualify for reclassification
Available-for-sale financial assets	202	199	264
Cash flow hedges	124	958	295
Currency translation	11	424	(135)
Tax	(102)	(264)	(88)

	235	1,317	336

Other comprehensive income after tax	235	1,173	336

Total comprehensive (loss)/income for the period	(221)	(4,432)	1,625

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	47	204	24
Preference shareholders	70	99	65
Paid-in equity holders	4	16	10
Dividend access share	-	320	-
Ordinary and B shareholders	(342)	(5,071)	1,526

	(221)	(4,432)	1,625

Key points

●	The movement in available-for-sale financial assets during the quarter reflects realised losses on available-for-sale bonds.

●	Cash flow hedging gains in the quarter largely results from decreases in Sterling swap rates across the maturity profile of the portfolio.

●	Currency translation gains in the quarter are principally due to the strengthening of the dollar against sterling, mostly offset by the impact of the weakening of the Euro against sterling.

Selected statutory financial statements

Condensed consolidated balance sheet at 31 March 2015

	31 March	31 December
	2015	2014
	£m	£m

Assets
Cash and balances at central banks	75,521	74,872
Net loans and advances to banks	25,002	23,027
Reverse repurchase agreements and stock borrowing	16,071	20,708
Loans and advances to banks	41,073	43,735
Net loans and advances to customers	333,173	334,251
Reverse repurchase agreements and stock borrowing	53,329	43,987
Loans and advances to customers	386,502	378,238
Debt securities	79,232	86,649
Equity shares	6,325	5,635
Settlement balances	11,341	4,667
Derivatives	390,565	353,590
Intangible assets	7,619	7,781
Property, plant and equipment	5,336	6,167
Deferred tax	1,430	1,540
Prepayments, accrued income and other assets	5,995	5,878
Assets of disposal groups	93,673	82,011

Total assets	1,104,612	1,050,763

Liabilities
Bank deposits	37,235	35,806
Repurchase agreements and stock lending	27,997	24,859
Deposits by banks	65,232	60,665
Customer deposits	349,289	354,288
Repurchase agreements and stock lending	41,386	37,351
Customer accounts	390,675	391,639
Debt securities in issue	45,855	50,280
Settlement balances	11,083	4,503
Short positions	19,716	23,029
Derivatives	386,056	349,805
Accruals, deferred income and other liabilities	14,242	13,346
Retirement benefit liabilities	1,843	2,579
Deferred tax	381	500
Subordinated liabilities	22,004	22,905
Liabilities of disposal groups	85,244	71,320

Total liabilities	1,042,331	990,571

Equity
Non-controlling interests	5,473	2,946
Owners’ equity*
Called up share capital	6,925	6,877
Reserves	49,883	50,369

Total equity	62,281	60,192

Total liabilities and equity	1,104,612	1,050,763

* Owners’ equity attributable to:
Ordinary and B shareholders	51,861	52,149
Other equity owners	4,947	5,097

	56,808	57,246

Contingent liabilities and commitments	237,087	241,186

Selected statutory financial statements

Condensed consolidated statement of changes in equity for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Called-up share capital
At beginning of period	6,877	6,832	6,714
Ordinary shares issued	48	45	38

At end of period	6,925	6,877	6,752

Paid-in equity
At beginning of period	784	979	979
Reclassification (1)	(150)	(195)	-

At end of period	634	784	979

Share premium account
At beginning of period	25,052	24,934	24,667
Ordinary shares issued	112	118	93

At end of period	25,164	25,052	24,760

Merger reserve
At beginning and end of period	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	299	172	(308)
Unrealised gains	39	173	433
Realised losses/(gains)	106	(19)	(218)
Tax	(26)	(27)	(5)
Recycled to profit or loss on disposal of businesses (2)	-	-	36
Transfer to retained earnings	(47)	-	-

At end of period	371	299	(62)

Cash flow hedging reserve
At beginning of period	1,029	291	(84)
Amount recognised in equity	498	1,328	653
Amount transferred from equity to earnings	(386)	(370)	(358)
Tax	(41)	(220)	(70)
Transferred to retained earnings	9	-	-

At end of period	1,109	1,029	141

Foreign exchange reserve
At beginning of period	3,483	3,173	3,691
Retranslation of net assets	494	209	(170)
Foreign currency (losses)/gains on hedges of net assets	(566)	114	32
Tax	(14)	(4)	(2)
Transfer to retained earnings	(618)	(9)	-

At end of period	2,779	3,483	3,551

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131

Notes:

(1)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust IV in January 2015 and RBS Capital Trust III in December 2014.
(2)	Net of tax - £11 million in the quarter ended 31 March 2014.
(3)	Relating to the secondary offering of Citizens Financial Group in March 2015.

Selected statutory financial statements

Condensed consolidated statement of changes in equity for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Retained earnings
At beginning of period	(2,518)	3,493	867
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(161)	(1,741)	1,164
- discontinued operations	(211)	(3,935)	106
Equity preference dividends paid	(70)	(99)	(65)
Paid-in equity dividends paid, net of tax	(4)	(16)	(10)
Transfer from available-for-sale reserve	47	-	-
Transfer from cash flow hedging reserve	(9)	-	-
Transfer from foreign exchange reserve	618	9	-
Cost of placing CFG equity	(29)	-	-
Actuarial losses recognised in retirement benefit schemes
- gross	-	(108)	-
- tax	-	(36)	-
Loss on disposal of own shares held	-	(8)	-
Shares issued under employee share schemes	(56)	(50)	(36)
Share-based payments
- gross	4	3	(39)
- tax	-	3	(1)
Reclassification of paid-in equity	(27)	(33)	-

At end of period	(2,416)	(2,518)	1,986

Own shares held
At beginning of period	(113)	(136)	(137)
Disposal of own shares	2	-	-
Shares issued under employee share schemes	-	23	1

At end of period	(111)	(113)	(136)

Owners’ equity at end of period	56,808	57,246	60,324

Non-controlling interests
At beginning of period	2,946	2,747	473
Currency translation adjustments and other movements	83	101	3
Profit/(loss) attributable to non-controlling interests
- continuing operations	21	18	12
- discontinued operations	(105)	53	7
Dividends paid	(11)	(4)	-
Movements in available-for-sale securities
- unrealised gains/(losses)	57	42	(1)
- realised losses	-	3	3
- tax	(21)	(13)	-
Movements in cash flow hedging reserve
- amount recognised in equity	12	18	-
- amounts transferred from equity to earnings	-	(18)	-
Equity withdrawn and disposals	-	(1)	-
Equity raised (3)	2,491	-	115

At end of period	5,473	2,946	612

Total equity at end of period	62,281	60,192	60,936

Total equity is attributable to:
Non-controlling interests	5,473	2,946	612
Preference shareholders	4,313	4,313	4,313
Paid-in equity holders	634	784	979
Ordinary and B shareholders	51,861	52,149	55,032

	62,281	60,192	60,936

For the notes to this table refer to page 34.

Notes

1. Basis of preparation

The condensed consolidated financial statements should be read in conjunction with RBS’s 2014 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies

There have been no significant changes to RBS’s principal accounting policies as set out on pages 340 to 348 of RBS’s 2014 Annual Report on Form 20-F. Amendments to IFRSs effective for 2015 have not had a material effect on RBS’s Q1 2015 results.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 348 to 350 of RBS’s 2014 Annual Report on Form 20-F.

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the quarter ended 31 March 2015 have been prepared on a going concern basis.

Restatements

Citizens was classified as a disposal group on 31 December 2014 and its assets and liabilities from that date have been aggregated and presented as separate lines in accordance with IFRS 5. Citizens was also reclassified as a discontinued operation; comparatives for the quarter ended 31 March 2014 have been restated.

2. Citizens Financial Group

In March 2015 RBS sold 155.25 million shares in CFG (28.4% of CFG’s common stock) for proceeds of £2.5 billion reducing its interest in CFG to 41.9%.  Transaction costs of £29 million were taken to owners’ equity.

As required by IFRS 10 Consolidated Financial Statements, RBS continues to consolidate CFG despite no longer holding a majority of voting rights. Given the significance of its voting interest and the dispersion of other shareholdings, RBS is deemed under IFRS 10 to have ‘de facto’ control.

CFG, as a disposal group, is measured at the lower of carrying value and fair value less costs to sell.  At 31 March 2015 CFG was recorded at its fair value less costs to sell of £8.3 billion (101% of CFG’s IFRS net tangible assets). The net loss of £320 million in Q1 2015 discontinued operations attributable to CFG comprised profit after tax for the period of £187 million less a write down to fair value less costs to sell of £507 million.

Notes

3. Income

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Loans and advances to customers	2,902	3,086	3,063
Loans and advances to banks	105	72	95
Debt securities	69	80	107

Interest receivable	3,076	3,238	3,265

Customer accounts	390	392	490
Deposits by banks	13	10	35
Debt securities in issue	211	217	287
Subordinated liabilities	226	225	210
Internal funding of trading businesses	33	12	36

Interest payable	873	856	1,058

Net interest income	2,203	2,382	2,207

Fees and commissions receivable
- payment services	231	241	250
- credit and debit card fees	181	215	213
- lending (credit facilities)	269	281	311
- brokerage	90	78	85
- investment management	82	96	102
- trade finance	64	75	60
- other	72	69	96

Fees and commissions receivable	989	1,055	1,117
Fees and commissions payable	(177)	(204)	(231)

Net fees and commissions	812	851	886

Foreign exchange	171	281	211
Interest rate	101	(300)	225
Credit	36	(249)	356
Own credit adjustments	95	(84)	95
Other	(73)	(51)	35

Income from trading activities (1)	330	(403)	922

Gain on redemption of own debt	-	-	20

Operating lease and other rental income	72	104	91
Own credit adjustments	25	(60)	44
Changes in the fair value of FVTPL financial assets and liabilities and
related derivatives	80	13	20
Changes in fair value of investment properties	(4)	12	(12)
(Loss)/profit on sale of:
- securities	(29)	14	196
- property, plant and equipment	13	74	24
- subsidiaries and associated undertakings	(62)	(2)	192
Dividend income	42	10	8
Share of profits less losses of associated undertakings	34	40	27
Other income	3	(70)	61

Other operating income	174	135	651

Total non-interest income	1,316	583	2,479

Total income	3,519	2,965	4,686

Note:

(1)

The analysis of income from trading activities is based on how the business is organised and the underlying risks managed. Income from trading activities comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income, dividends and the related hedging and funding costs in the trading book. Other includes equities & commodities.

Notes

4. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	FX	Other
			customer	investigations/	regulatory		Property
	PPI	IRHP	redress	litigation	provisions	Litigation	and other	Total
	£m	£m	£m (1)	£m	£m	£m	£m	£m

At 1 January 2015	799	424	580	320	183	1,805	663	4,774
Transfer	-	-	-	50	(50)	-	-	-
Currency translation and other
movements	-	-	2	-	3	86	7	98
Charge to income statement (2)	100	-	257	334	-	176	76	943
Releases to income statement (2)	-	-	-	-	-	(4)	(56)	(60)
Provisions utilised	(110)	(103)	(50)	-	-	(11)	(87)	(361)

At 31 March 2015	789	321	789	704	136	2,052	603	5,394

Notes:

(1)	Closing provision primarily relates to investment advice and packaged accounts.
(2)	Relates to continuing operations.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. RBS will continue to monitor the position closely and refresh its assumptions.

5. Litigation, investigations and reviews

Except for the developments noted below, there have been no material changes to litigation, investigations and reviews as disclosed in the Report and Accounts for the year ended 31 December 2014.

Litigation

Shareholder litigation (US)

RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed, but on 15 April 2015, the United States Court of Appeals for the Second Circuit affirmed the lower court’s dismissal of the plaintiffs’ claims.

Notes

5. Litigation, investigations and reviews (continued)

Investigations and reviews

LIBOR and other trading rates

In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. On 17 April 2015, following expiry of the DPA, the DOJ filed a motion seeking dismissal of the criminal information underlying the DPA.  On 21 April 2015, the U.S. District Court in Connecticut granted the motion and ordered the charges dismissed; as result, the DPA is of no further effect.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in the bank’s Foreign Exchange businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. Payment of the fines was made on 19 November 2014.

As previously disclosed, RBS remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in the Bank’s Foreign Exchange business within its CIB segment. These include advanced settlement discussions regarding the criminal investigation being conducted by the DOJ and with certain other financial regulatory authorities and RBS expects that it will incur financial penalties in conjunction with any such settlements. The timing and final amounts of any settlements and related litigation risks and consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

6. Recent developments

Sale of part of Citizens Financial Group Inc. stake

On 6 April 2015, CFG completed a private offering of $250 million, or 250,000 shares of its 5.500% fixed-to-floating rate non-cumulative perpetual Series A preferred stock, liquidation preference $1,000 per share.  The net proceeds of the offering were used to fund the repurchase of 10.5 million shares of CFG's common stock on 7 April 2015 at a price of $23.86 per share.  Following the repurchase, RBS’s interest in CFG has reduced to 40.8%.

Notes

6. Recent developments (continued)

Further sale of North American loan portfolio to Mizuho

On 27 April 2015, RBS entered into a definitive agreement with Mizuho Bank, Ltd. ("Mizuho"), a wholly-owned subsidiary of the Mizuho Financial Group, for the sale of a further portfolio of corporate loan commitments. This transaction follows the announcement on 26 February 2015 of a sale to Mizuho of a portfolio of US and Canadian loan commitments.

This additional portfolio sold to Mizuho comprises $5.6 billion of loan commitments, including $0.5 billion of drawn assets as of 28 February 2015, and generated a profit after tax in the region of approximately $20 million in the year to 31 December 2014. The cash consideration will be approximately $0.5 billion, generating a loss on disposal, net of unamortised fees, of around $30 million (£20 million). Final cash consideration and loss will depend upon settlement date portfolio balances. Sale proceeds will be used for general corporate purposes. The transaction is expected to be substantially complete by the end of Q3 2015. The original transaction announced on 26 February 2015 remains on track and is subject to progressive closing as customer and agent banks' consents are obtained. Together with the announced sale to Mizuho in late February, approximately two thirds of our North American corporate loan portfolio and associated commitments identified for exit have now been disposed of.

7. Post balance sheet events

There have been no significant events between 31 March 2015 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Additional information

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2015.

As at 31 March 2015
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,414
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1	-

6,925
Retained income and other reserves	49,883

Owners’ equity	56,808

Group indebtedness
Subordinated liabilities	22,004
Debt securities in issue	45,855

Total indebtedness	67,859

Total capitalisation and indebtedness	124,667

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Other than as disclosed above, the information contained in the tables above has not changed materially since 31 March 2015.

Additional information

Other financial data

	Quarter ended
	31 March	Year ended 31 December
	2015 (5)	2014	2013	2012	2011	2010

Return on average total assets (1)	(0.2%)	(0.3%)	(0.7%)	(0.4%)	(0.1%)	(0.1%)
Return on average ordinary and B shareholders’ equity (2)	(0.9%)	(6.3%)	(14.5%)	(8.9%)	(3.1%)	(0.9%)
Average owners’ equity as a percentage of average total assets	5.5%	5.9%	5.6%	5.2%	4.9%	4.6%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	0.98	1.52	(0.51)	0.13	0.78	0.95
- excluding interest on deposits	0.93	2.61	(5.12)	(3.73)	(0.86)	0.52
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	1.06	1.67	(0.55)	0.13	0.78	0.97
- excluding interest on deposits	1.22	3.58	(6.95)	(4.80)	(0.86)	0.61

Notes:

(1)	Represents profit/(loss) attributable to ordinary and B shareholders as a percentage of average total assets.
(2)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to equity holders expressed as a percentage of average ordinary and B shareholders' equity
(3)

For this purpose, earnings consist of operating profit before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for the quarter ended 31 March 2015 and years ended 31 December 2013, 2012, 2011 and 2010, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the quarter ended 31 March 2015 and years ended 31 December 2013, 2012, 2011 and 2010 were £21 million, £9,247 million, £6,353 million, £1,860 million and £397 million respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2013, 2012, 2011 and 2010 were £8,849 million, £6,052 million, £1,860 million and £263 million respectively.

(5)	Based on unaudited numbers.

Appendix 1

Additional

segment information

Appendix 1 - UK Personal & Business Banking

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	1,143	1,209	1,124

Net fees and commissions	294	315	333
Other non-interest income	15	8	6

Non-interest income	309	323	339

Total income	1,452	1,532	1,463

Direct expenses
- staff costs	(216)	(220)	(224)
- other costs	(70)	(82)	(127)
Indirect expenses	(460)	(564)	(524)
Restructuring costs
- direct	-	(2)	-
- indirect	(30)	(16)	10
Litigation and conduct costs	(354)	(650)	-

Operating expenses	(1,130)	(1,534)	(865)

Profit/(loss) before impairment losses	322	(2)	598
Impairment releases/(losses)	26	(41)	(88)

Operating profit/(loss)	348	(43)	510

Analysis of income by product
Personal advances	216	222	235
Personal deposits	190	210	142
Mortgages	617	656	638
Cards	175	169	198
Business banking	269	270	245
Other	(15)	5	5

Total income	1,452	1,532	1,463

Analysis of impairments by sector
Personal advances	35	36	39
Mortgages	(2)	(23)	1
Business banking	(66)	3	29
Cards	7	25	19

Total impairment (releases)/losses	(26)	41	88

Performance ratios
Return on equity (1)	15.4%	(3.5%)	22.0%
Net interest margin	3.61%	3.74%	3.61%
Cost:income ratio	78%	100%	59%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Total assets	134.6	134.3	132.8
Funded assets	134.6	134.3	132.8
Net loans and advances to customers	127.4	127.2	125.5
Risk elements in lending	3.6	3.8	4.5
Impairment provisions	(2.4)	(2.6)	(2.9)
Customer deposits	148.0	148.7	144.6
Risk-weighted assets (2)	42.6	42.8	48.5

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	RWAs on an end-point CRR basis.
(3)	Includes International Private Banking business reclassified to disposal groups at Q1 2015.
(4)	Includes international Private banking business reclassified to disposal groups.

1

Appendix 1 - Ulster Bank

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	133	150	154

Net fees and commissions	33	38	32
Other non-interest income	24	16	15

Non-interest income	57	54	47

Total income	190	204	201

Direct expenses
- staff costs	(60)	(65)	(63)
- other costs	(17)	(19)	(17)
Indirect expenses	(63)	(78)	(63)
Restructuring costs
- indirect	1	4	(2)
Litigation and conduct costs	-	19	-

Operating expenses	(139)	(139)	(145)

Profit before impairment losses	51	65	56
Impairment releases/(losses)	-	104	(47)

Operating profit	51	169	9

Average exchange rate	1.345	1.268	1.208

Analysis of income by product
Corporate	50	69	69
Retail	109	100	90
Other	31	35	42

Total income	190	204	201

Analysis of impairments by sector
Mortgages	(13)	(39)	19
Commercial real estate
- investment	1	(7)	8
- development	-	4	(3)
Other corporate	12	(64)	17
Other lending	-	2	6

Total impairment (releases)/losses	-	(104)	47

Performance ratios
Return on equity (1)	6.2%	20.2%	1.0%
Net interest margin	1.95%	2.14%	2.29%
Cost:income ratio	73%	68%	72%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Total assets	26.6	27.6	26.2
Funded assets	26.5	27.5	26.0
Net loans and advances to customers	20.5	22.0	23.2
Risk elements in lending	4.4	4.8	4.7
Impairment provisions	(2.5)	(2.7)	(3.4)
Customer deposits	19.2	20.6	21.1
Risk-weighted assets	22.4	23.8	28.7
Spot exchange rate	1.382	1.285	1.210

For the notes to this table refer to page 1.

2

Appendix 1 - Commercial Banking

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	546	521	488

Net fees and commissions	207	217	221
Other non-interest income	69	93	61

Non-interest income	276	310	282

Total income	822	831	770

Direct expenses
- staff costs	(129)	(118)	(133)
- other costs	(54)	(73)	(62)
Indirect expenses	(225)	(284)	(213)
Restructuring costs
- indirect	(1)	(13)	(1)
Litigation and conduct costs	-	(62)	-

Operating expenses	(409)	(550)	(409)

Profit before impairment losses	413	281	361
Impairment losses	(1)	(33)	(40)

Operating profit	412	248	321

Analysis of income by business
Commercial lending	449	477	446
Deposits	116	105	72
Asset and invoice finance	178	186	180
Other	79	63	72

Total income	822	831	770

Analysis of impairments by sector
Commercial real estate	(2)	5	11
Asset and invoice finance	1	7	2
Private sector services (education, health, etc)	3	-	(10)
Banks & financial institutions	-	-	2
Wholesale and retail trade repairs	(2)	4	12
Hotels and restaurants	(3)	6	3
Manufacturing	1	1	3
Construction	-	1	2
Other	3	9	15

Total impairment losses	1	33	40

Performance ratios
Return on equity (1)	11.9%	6.8%	9.7%
Net interest margin	2.87%	2.77%	2.68%
Cost:income ratio	50%	66%	53%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Total assets	93.3	89.4	89.6
Funded assets	93.3	89.4	89.6
Net loans and advances to customers	88.8	85.1	84.9
Risk elements in lending	2.4	2.5	3.4
Impairment provisions	(0.9)	(1.0)	(1.3)
Customer deposits	99.0	86.8	87.6
Risk-weighted assets (3)	65.5	64.0	63.5

For the notes to this table refer to page 1.

3

Appendix 1 - Private Banking

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	128	175	170

Net fees and commissions	75	78	88
Other non-interest income	11	14	15

Non-interest income	86	92	103

Total income	214	267	273

Direct expenses
- staff costs	(76)	(75)	(76)
- other costs	(12)	(21)	(15)
Indirect expenses	(98)	(132)	(108)
Restructuring costs
- direct	-	(6)	-
- indirect	1	(2)	-
Litigation and conduct costs	(2)	(90)	-

Operating expenses	(187)	(326)	(199)

Profit/(loss) before impairment losses	27	(59)	74
Impairment releases	1	-	1

Operating profit/(loss)	28	(59)	75

Of which: international private banking activities (3)

Total income	51	54	57
Operating expenses	(44)	(51)	(44)
Operating profit	7	3	13

Analysis of income by business
Investments	39	42	45
Banking	175	225	228

Total income	214	267	273

Performance ratios
Return on equity (1)	4.4%	(12.9%)	13.4%
Net interest margin	3.25%	3.74%	3.70%
Cost:income ratio	87%	122%	73%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet (4)	£bn	£bn	£bn

Total assets	17.9	20.5	21.2
Funded assets	17.8	20.4	21.1
Net loans and advances to customers	14.0	16.5	16.7
Assets under management	29.2	28.3	28.5
Risk elements in lending	0.1	0.2	0.3
Impairment provisions	(0.1)	(0.1)	(0.1)
Customer deposits	29.6	36.1	36.6
Risk-weighted assets (2)	10.2	11.5	12.0

Of which: international private banking activities (3)

Net loans and advances to customers	3.0	3.1	3.3
Assets under management	13.7	13.4	13.7
Customer deposits	7.5	7.3	7.8
Risk-weighted assets (2)	2.9	2.7	3.4

For the notes to this table refer to page 1.

4

Appendix 1 - Corporate & Institutional Banking

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	202	222	179

Net fees and commissions	235	219	243
Income from trading activities	309	212	885
Other operating income	58	38	44

Non-interest income	602	469	1,172

Total income	804	691	1,351

Direct expenses
- staff costs	(180)	(63)	(270)
- other costs	(78)	(100)	(110)
Indirect expenses	(540)	(659)	(593)
Restructuring costs
- direct	(16)	(49)	(13)
- indirect	(275)	(39)	(26)
Litigation and conduct costs	(500)	(382)	-

Operating expenses	(1,589)	(1,292)	(1,012)

(Loss)/profit before impairment losses	(785)	(601)	339
Impairment releases/(losses)	44	(42)	(6)

Operating (loss)/profit	(741)	(643)	333

Analysis of income by product
Rates	217	79	359
Currencies	143	210	192
Credit	235	116	465
Global Transaction Services	189	190	207
Portfolio	151	171	162

Total (excluding revenue share and run-off businesses)	935	766	1,385
Inter-segment revenue share	(54)	(59)	(60)
Run-off businesses	(77)	(16)	26

Total income	804	691	1,351

Performance ratios
Return on equity (1)	(17.1%)	(13.8%)	4.4%
Net interest margin	1.12%	1.11%	0.85%
Cost:income ratio	198%	187%	75%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Total assets	623.8	577.2	547.0
Funded assets	248.4	241.1	286.6
Reverse repos	68.4	61.6	78.1
Net loans and advances to customers	76.7	72.8	70.5
Net loans and advances to banks	18.5	16.9	20.0
Securities	48.2	57.0	75.0
Risk-weighted assets (2)
- credit risk
- non-counterparty	49.8	51.3	59.0
- counterparty	26.1	25.1	34.0
- market risk	18.4	18.9	35.3
- operational risk	8.5	11.8	11.9

	102.8	107.1	140.2

For the notes to this table refer to page 1.

5

Appendix 1 - Citizens Financial Group (£ Sterling)

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	553	533	488

Net fees and commissions	180	185	169
Other non-interest income	64	48	60

Non-interest income	244	233	229

Total income	797	766	717

Direct expenses
- staff costs	(289)	(263)	(251)
- other costs	(207)	(258)	(249)
Restructuring costs	(6)	(21)	-

Operating expenses	(502)	(542)	(500)

Profit before impairment losses	295	224	217
Impairment losses	(38)	(47)	(73)

Operating profit	257	177	144

Average exchange rate - US$/£	1.514	1.582	1.655

Performance ratios
Return on equity (1)	7.2%	5.3%	4.7%
Net interest margin	2.83%	2.86%	2.94%
Cost:income ratio	63%	71%	70%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Total assets	91.8	84.9	76.1
Funded assets	91.3	84.5	75.7
Net loans and advances to customers	63.4	59.6	52.7
Risk elements in lending	1.4	1.3	1.3
Impairment provisions	(0.6)	(0.5)	(0.5)
Customer deposits (excluding repos)	65.8	60.6	54.9
Risk-weighted assets (2)	72.0	68.4	61.3

Spot exchange rate	1.485	1.562	1.668

For the notes to this table refer to page 1.

6

Appendix 1 - Citizens Financial Group (US dollar)

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	$m	$m	$m

Net interest income	837	846	809

Net fees and commissions	272	293	279
Other non-interest income	97	69	99

Non-interest income	369	362	378

Total income	1,206	1,208	1,187

Direct expenses
- staff costs	(436)	(417)	(416)
- other costs	(313)	(408)	(412)
Restructuring costs	(10)	(32)	-

Operating expenses	(759)	(857)	(828)

Profit before impairment losses	447	351	359
Impairment losses	(58)	(73)	(121)

Operating profit	389	278	238

Average exchange rate - US$/£	1.514	1.582	1.655

Performance ratios
Return on equity (1)	7.2%	5.3%	4.7%
Net interest margin	2.83%	2.86%	2.94%
Cost:income ratio	63%	71%	70%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	$bn	$bn	$bn

Total assets	136.3	132.6	126.8
Funded assets	135.6	132.0	126.2
Net loans and advances to customers	94.1	93.1	87.9
Risk elements in lending	2.0	2.1	2.2
Impairment provisions	(0.8)	(0.8)	(0.9)
Customer deposits (excluding repos)	97.7	94.6	91.6
Risk-weighted assets (2)	106.9	106.8	102.2

Spot exchange rate	1.485	1.562	1.668

For the notes to this table refer to page 1.

7

Appendix 1 - RBS Capital Resolution

RCR is managed and analysed in four asset management groups - Ulster Bank (RCR Ireland), Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Income statement
Net interest income	(8)	(17)	(5)
Funding costs of rental assets	(3)	(6)	(3)

Net interest income	(11)	(23)	(8)

Net fees and commissions	2	15	14
Income from trading activities (1)	8	(207)	16
Other operating income (1)	121	30	51

Non-interest income	131	(162)	81

Total income	120	(185)	73

Direct expenses
- staff costs	(25)	(41)	(38)
- other costs	(6)	(29)	(18)
Indirect expenses	(17)	(25)	(23)
Restructuring costs	-	(3)	-

Operating expenses	(48)	(98)	(79)

Profit/(loss) before impairment losses	72	(283)	(6)
Impairment releases/(losses) (1)	109	681	(108)

Operating profit/(loss)	181	398	(114)

Total income
Ulster Bank	(17)	8	(13)
Real Estate Finance	25	59	83
Corporate	91	(75)	(2)
Markets	21	(177)	5

Total income	120	(185)	73
	`	`	`
Impairment (releases)/losses
Ulster Bank	(139)	(712)	52
Real Estate Finance	(28)	10	89
Corporate	10	10	(34)
Markets	48	11	1

Total impairment (releases)/losses	(109)	(681)	108

Loan impairment charge as % of gross loans and advances (2)
Ulster Bank	(8.6%)	(25.9%)	1.3%
Real Estate Finance	(3.2%)	1.0%	4.1%
Corporate	0.9%	0.6%	(1.5%)
Markets	(2.0%)	-	-

Total	(4.2%)	(12.6%)	1.2%

Notes:

(1)

Asset disposals contributed £119 million (Q4 2014 - £291 million; Q1 2014 - £56 million) to RCR’s operating profit: impairment provision releases of £64 million (Q4 2014 - £321 million; Q1 2014 - £64 million); £19 million loss in income from trading activities (Q4 2014 - £11 million loss; Q1 2014 - £5 million loss) and £74 million gain in other operating income (Q4 2014 - £19 million loss; Q1 2014 - £3 million loss).

(2)	Includes disposal groups.

8

Appendix 1 - RBS Capital Resolution

	31 March	31 December	31 March
	2015	2014	2014
	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	15.1	21.9	34.0
Loan impairment provisions	(7.1)	(10.9)	(15.7)

Net loans and advances to customers	8.0	11.0	18.3

Debt securities	0.8	1.0	2.2
Total assets	22.8	29.0	38.8
Funded assets	11.1	14.9	24.3

Risk elements in lending (1)	10.2	15.4	23.0
Provision coverage (2)	70%	71%	68%
Risk-weighted assets
- Credit risk
- non-counterparty	9.7	13.6	29.6
- counterparty	3.8	4.0	5.7
- Market risk	4.1	4.4	5.2
- Operational risk	(0.4)	-	-

Total risk-weighted assets	17.2	22.0	40.5

Total RWA equivalent (3)	21.7	27.3	50.9

Gross loans and advances to customers (1)
Ulster Bank	6.5	11.0	15.5
Real Estate Finance	3.5	4.1	8.6
Corporate	4.5	6.2	9.1
Markets	0.6	0.6	0.8

	15.1	21.9	34.0

Funded assets - Ulster Bank
Commercial real estate - investment	0.7	1.2	2.4
Commercial real estate - development	0.4	0.7	0.8
Other corporate	0.4	0.7	1.2

	1.5	2.6	4.4

Funded assets - Real Estate Finance (4)
UK	2.3	2.5	4.7
Germany	0.3	0.4	1.4
Spain	0.5	0.5	0.6
Other	0.4	0.8	1.0

	3.5	4.2	7.7

Funded assets - Corporate
Structured finance	0.9	1.7	2.2
Shipping	1.5	1.8	2.0
Other	1.8	2.3	4.4

	4.2	5.8	8.6

Funded assets - Markets
Securitised products	1.5	1.8	3.0
Emerging markets	0.4	0.5	0.6

	1.9	2.3	3.6

Notes:

(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

(4)	Includes investment properties.

9

Appendix 1 - RBS Capital Resolution

Funded assets
	Beginning					End of
	of period	Repayments	Disposals (1)	Impairments	Other	period
Quarter ended 31 March 2015	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	2.6	-	(1.1)	0.1	(0.1)	1.5
Real Estate Finance	4.2	(0.1)	(0.5)	-	(0.1)	3.5
Corporate	5.8	(0.6)	(1.2)	-	0.2	4.2
Markets	2.3	(0.1)	(0.3)	-	-	1.9

Total	14.9	(0.8)	(3.1)	0.1	-	11.1

Risk-weighted assets
	Beginning			Risk		Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)	Impairments		period
Quarter ended 31 March 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	1.3	-	(0.4)	(0.2)	-	-	0.7
Real Estate Finance	4.7	(0.1)	(0.5)	(0.3)	-	(0.1)	3.7
Corporate	7.2	(0.3)	(1.3)	(0.9)	-	0.2	4.9
Markets	8.8	(0.2)	(0.4)	-	-	(0.3)	7.9

Total	22.0	(0.6)	(2.6)	(1.4)	-	(0.2)	17.2

Capital deductions
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Quarter ended 31 March 2015	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	258	-	(107)	13	85	(13)	236
Real Estate Finance	111	(20)	1	76	8	(18)	158
Corporate	112	(56)	(67)	41	(19)	4	15
Markets	53	(3)	(5)	(5)	-	(3)	37

Total	534	(79)	(178)	125	74	(30)	446

RWA equivalent (4)
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Quarter ended 31 March 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.9	-	(1.4)	-	0.8	(0.2)	3.1
Real Estate Finance	5.8	(0.3)	(0.4)	0.5	-	(0.3)	5.3
Corporate	8.3	(0.9)	(2.0)	(0.5)	(0.2)	0.3	5.0
Markets	9.3	(0.3)	(0.4)	-	-	(0.3)	8.3

Total	27.3	(1.5)	(4.2)	-	0.6	(0.5)	21.7

Notes:

(1)	Includes all effects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.
(4)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

10

Appendix 1 - RBS Capital Resolution

Gross loans and advances, REIL and impairments

				Credit metrics			Quarter ended
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
31 March 2015 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	4.2	3.1	1.7	74	55	40	(54)	925
- development	4.2	3.9	3.4	93	87	81	(87)	1,621
Asset finance	2.0	0.9	0.4	45	44	20	64	37
Other corporate	4.7	2.2	1.6	47	73	34	(32)	622

Total	15.1	10.1	7.1	67	70	47	(109)	3,205

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	1.7	1.6	1.1	94	69	65	(58)	751
- development	3.6	3.5	3.2	97	91	89	(85)	1,589
Other corporate	1.2	1.2	1.0	100	83	83	4	527

Total Ulster Bank	6.5	6.3	5.3	97	84	82	(139)	2,867

Commercial Banking
Commercial real estate
- investment	1.0	0.6	0.2	60	33	20	-	36
- development	0.4	0.3	0.1	75	33	25	(3)	32
Other corporate	0.9	0.3	0.2	33	67	22	(10)	14

Total Commercial Banking	2.3	1.2	0.5	52	42	22	(13)	82

CIB
Commercial real estate
- investment	1.5	0.9	0.4	60	44	27	4	138
- development	0.2	0.1	0.1	50	100	50	1	-
Asset finance	2.0	0.9	0.4	45	44	20	64	36
Other corporate	2.6	0.7	0.4	27	57	15	(26)	82

Total CIB	6.3	2.6	1.3	41	50	21	43	256

Total	15.1	10.1	7.1	67	70	47	(109)	3,205

Of which:
UK	8.0	4.7	3.1	59	66	39	(79)	936
Europe	6.8	5.2	3.9	76	75	57	(70)	2,246
US	0.2	0.1	-	50	-	-	25	-
RoW	0.1	0.1	0.1	100	100	100	15	23

Customers	15.1	10.1	7.1	67	70	47	(109)	3,205
Banks	0.5	0.1	0.1	20	100	20	-	-

Total	15.6	10.2	7.2	65	70	46	(109)	3,205

Notes:

(1)	Includes disposal groups.
(2)	Impairment (releases)/losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

11

Appendix 2

Go-forward business profile

Appendix 2 Go-forward business profile

RBS is committed to a leaner, less volatile business based around its core franchises of PBB and CPB. To achieve this goal a number of initiatives have been announced which include, but are not limited to, the restructuring of CIB, the divestment of the remaining stake in CFG, the exit of Williams & Glyn and the continued run down of RCR. Significant progress towards these exits is expected in 2015. The following table illustrates the impact on certain key performance measures of these initiatives by showing the ‘go-forward’ profile of the bank and the segments, businesses and portfolios which it intends to exit based on 31 March 2015 results. This information is presented to illustrate the strategy and its impact on the business. The information presented on this table is non-GAAP and on a non-statutory basis, it has not been prepared in accordance with Regulation S-X and should be read in conjunction with the notes below as well as the section titled “Forward-looking Statements” on page 2.

	Go-forward business profile							Exit group overview
										International				Total
	UK	Ulster	Commercial	Private	CIB go-	Other go-	Total go-	CIB	Williams	private			Other	exit	Total
Quarter ended and as at	PBB (1)	Bank	Banking	Banking (2)	forward (3)	forward (4)	forward	legacy (3)	& Glyn (5)	banking	Citizens	RCR	investments	group	RBS
31 March 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income (6)	1.2	0.2	0.8	0.2	0.5	-	2.9	0.3	0.2	-	0.8	0.1	-	1.4	4.3
Total operating expenses
- adjusted (6,7)	(0.6)	(0.1)	(0.4)	(0.2)	(0.4)	(0.1)	(1.8)	(0.4)	(0.1)	-	(0.5)	-	-	(1.0)	(2.8)
Impairment releases (6)	-	-	-	-	-	-	-	-	-	-	-	0.1	-	0.1	0.1
Operating profit/(loss) - adjusted (6,7)	0.6	0.1	0.4	-	0.1	(0.1)	1.1	(0.1)	0.1	-	0.3	0.2	-	0.5	1.6
Funded assets	115	27	93	12	184	94	525	64	20	6	87	11	1	189	714
Risk-weighted assets	32	22	66	7	47	9	183	56	11	3	72	17	7	166	349
Return on equity - adjusted (6,7,8)	37%	6%	12%	4%	nm	nm	13%	nm	nm	5%	7%	nm	nm	7%	10%

Notes:

(1)	Excludes Williams & Glyn, currently included in UK PBB but will be divested and is therefore included in the exit group.
(2)	Excludes international private banking, currently included in Private Banking but will be divested and is therefore included in the exit group.
(3)	The CIB results split into go-forward and capital resolution elements are based on a modelled approach pending outcomes of ongoing implementation planning and therefore is subject to change.
(4)	Other go-forward is primarily Centre, which includes the liquidity portfolio.
(5)

The data shown for Williams & Glyn as part of the exit group reflects the line items relating to the Williams & Glyn business for the quarter ended 31 March 2015 and does not reflect the cost base, funding and capital profile of a standalone bank.

(6)

On a non-statutory basis, see presentation of information on page 3 of the main announcement for more details. For a reconciliation between non-statutory and statutory results, see pages 21 to 23 included in the main announcement. On a statutory basis Total income is £3.5 billion, Operating expenses are £3.6 billion, Impairment releases are £0.1 billion and Operating profit is £53 million.

(7)

Total adjusted operating expenses, adjusted operating profit and adjusted return on equity presented on a non-statutory basis excludes restructuring costs of £453 million and conduct and litigation costs of £856 million, for details of the adjustment to operating expenses and operating profit by segment see pages 21 to 23 of the main announcement. RBS believes that presenting these measures on an adjusted basis allows a more meaningful analysis of RBS’s financial condition and the results of its operations

(8)

Adjusted return on equity is based on non-statutory operating profit/(loss) and excludes restructuring costs of £453 million, conduct and litigation costs of £856 million, gain on own credit adjustments of £120 million, loss on strategic disposals of £135 million and a loss on discontinued operations of £257 million. Segmental ROE is calculated using operating profit after tax on a non-statutory basis adjusted for preference share dividends divided by average notional equity (based on 13% of average RWAe). Total RBS ROE is calculated using operating profit after tax on a non-statutory basis less preference dividends divided by average RBS tangible equity. PBB adjusted ROE - 25%; CPB adjusted ROE - 11%. Return on equity for RBS for the quarter ended 31 March 2015 was (4.1)%.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor

Rajan Kapoor

Financial Controller

15 May 2015